Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

KAYDON CORPORATION

a Delaware corporation

at

$35.50 Net Per Share

DUBLIN ACQUISITION SUB INC.

a wholly owned subsidiary of

ATLAS MANAGEMENT, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON OCTOBER 15, 2013, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Dublin Acquisition Sub Inc., a Delaware corporation (which we refer to as the “Purchaser”) and a wholly owned subsidiary of Atlas Management, Inc., a Delaware corporation (which we refer to as the “Parent”), which is an indirect wholly owned subsidiary of Aktiebolaget SKF, a company formed under the laws of Sweden (which we refer to as “AB SKF”), is offering to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Kaydon Corporation, a Delaware corporation (which we refer to as “Kaydon” or the “Company”), at a purchase price of $35.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 5, 2013 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Kaydon. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Kaydon (the “Merger”), with Kaydon continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Parent. The closing of the Merger is referred to as the “Merger Closing.” Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur promptly following the Expiration Date (as defined below), unless the Offer is terminated in accordance with the conditions of the Offer, is referred to as the “Offer Closing.” In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and Shares owned by Kaydon or any direct or indirect wholly owned subsidiary of Kaydon, and in each case not held on behalf of third parties, and (ii) Shares owned by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares, will be automatically converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Kaydon will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (a) the absence of the termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Tender Condition, (ii) the Antitrust Condition, (iii) the CFIUS Condition, and (iv) the Governmental Authority Condition (each of (i) through (iv), as described below). The Minimum Tender Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) on or prior to 11:59 p.m., New York City time, on October 15, 2013 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) which, together with any Shares then owned by Parent and its subsidiaries, shall equal at least a majority of the outstanding Shares on a fully-diluted basis as of the Expiration Date. The Antitrust Condition requires that (a) any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended relating to the purchase of Shares pursuant to the Offer or consummation of the Merger have expired or otherwise been terminated, and (b) the affirmative approval or clearance of non-U.S. governmental authorities, if required under applicable antitrust laws, relating to the purchase of Shares pursuant to the Offer and the consummation of the Merger have been obtained or deemed to have been obtained as a result of the lapse of any applicable waiting period (or any extension thereof) or as a result of jurisdiction being declined. The CFIUS Condition requires that written confirmation by the Committee on Foreign Investment in the United States (“CFIUS”) shall have been obtained stating that it has completed its review (or, if applicable, investigation) under the Exon-Florio Amendment and determined that there are no unresolved national security concerns with respect thereto. The Governmental Authority Condition requires that no governmental authority shall have enacted, issued, promulgated, enforced or entered any law or order which has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger. The Offer also is subject to other customary conditions as described in the Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

After careful consideration, Kaydon’s board of directors, consisting of all disinterested directors, has unanimously resolved, among other things, to (i) approve and declare advisable the Merger Agreement and the transactions contemplated thereby, (ii) declare that it is in the best interests of the stockholders of Kaydon that Kaydon enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement and (iii) recommend that the stockholders of Kaydon accept the Offer and tender their Shares to Purchaser in the Offer.

A summary of the principal terms of the Offer appears on pages i through ix. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

September 16, 2013

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (which we refer to as the “Depositary”), and either (i) deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in each case prior to 11:59 p.m., New York City time, on October 15, 2013, unless we extend the Offer pursuant to the terms of the Merger Agreement, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details).

*            *             *            *            *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of, or upon the accuracy or adequacy of, the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the related Letter of Transmittal and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser (each as defined below) have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Kaydon (as defined below) contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by Kaydon or has been taken from or is based upon publicly available documents or records of Kaydon on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer (as defined below). Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to Kaydon provided to Parent and Purchaser, or taken from or based upon such documents and records filed with the SEC, are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Kaydon Corporation (“Kaydon” or the “Company”).
Price Offered Per Share	$35.50 (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes.
Scheduled Expiration of Offer	11:59 p.m., New York City time, on October 15, 2013, unless the offer is extended or earlier terminated. See Section 1 — “Terms of the Offer.”
Purchaser	Dublin Acquisition Sub Inc., a Delaware corporation and a wholly owned subsidiary of Atlas Management, Inc., a Delaware corporation.

Who is offering to buy my Shares?

Dublin Acquisition Sub Inc., or “Purchaser,” a wholly owned subsidiary of Atlas Management, Inc., or “Parent,” is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Kaydon. Parent is an indirect wholly owned subsidiary of Aktiebolaget SKF, a company formed under the laws of Sweden (“AB SKF”). See “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to Atlas Management, Inc. alone, the term “Purchaser” to refer to Dublin Acquisition Sub Inc. alone and the term “Kaydon” or the “Company” to refer to Kaydon Corporation alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.10 per share, of Kaydon on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Kaydon common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase for cash all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. See the “Introduction” and Section 1 — “Terms of the Offer.”

- i -

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Kaydon. If the Offer is consummated, Parent intends immediately to have Purchaser consummate the Merger (as described below) after consummation of the Offer. Upon consummation of the Merger, Kaydon will cease to be a publicly traded company and will be a wholly owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $35.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or commissions. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer,” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Kaydon have entered into an Agreement and Plan of Merger, dated as of September 5, 2013 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Kaydon (the “Merger”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Certain Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes, AB SKF, Purchaser’s ultimate parent company, will provide Purchaser with sufficient funds to consummate the Offer and the Merger. AB SKF intends to provide Purchaser with the necessary funds from cash on hand and/or existing committed credit facilities. We estimate that the total amount of cash required to complete the transactions contemplated by the Offer and the Merger, including payment of any fees, expenses and other related amounts incurred in connection with the Offer and the Merger, will be approximately $1.25 billion. See Section 9— “Source and Amount of Funds.”

Purchaser’s obligation to consummate the Offer and the Merger pursuant to the Merger Agreement is not conditioned on Purchaser obtaining financing.

See Section 9 — “Source and Amount of Funds,” Section 11 — “The Merger Agreement; Other Agreements.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date (as defined below), will not carry on any activities other than in connection with the Offer and the Merger;

•	the Offer is being made for all outstanding Shares solely for cash;

- ii -

•	the Offer is not subject to any financing condition;

•	in light of AB SKF’s financial capacity in relation to the amount of consideration payable in the Offer and as described above, we, through AB SKF, will have sufficient funds, lines of credit or other sources of funding immediately available to purchase all validly tendered Shares in the Offer and not properly withdrawn; and

•	if Purchaser consummates the Offer, Purchaser expects to acquire all remaining Shares for the same cash price in the Merger.

In addition, on September 5, 2013, AB SKF and Kaydon entered into a Guaranty and Performance Agreement (the “Guaranty”) for the benefit of Kaydon, guaranteeing (i) that AB SKF will be bound by the covenants set forth in Article V of the Merger Agreement as if it were a party thereto and (ii) the full and timely payment and performance by Purchaser and Parent of all of their respective covenants, obligations, undertakings, and liabilities for damages and otherwise under the Merger. See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 11:59 p.m., New York City time, on October 15, 2013, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to Computershare Trust Company, N.A. (the “Depositary”) prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur promptly after the Expiration Date (unless the Offer is terminated), is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer,” Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” and Section 11 — “The Merger Agreement; Other Agreements — The Offer” and “— Termination.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•	if, at the initial Expiration Date or any later then-scheduled Expiration Date, any condition to the Offer (other than the Minimum Tender Condition) has not been satisfied or waived, Purchaser must extend the Offer, on one or more occasions, in consecutive increments of up to five business days (or such longer period as the parties may agree) until the condition has been satisfied or waived; and

•	if, at the initial Expiration Date or any later then-scheduled Expiration Date, all conditions to the Offer (other than the Minimum Tender Condition) have been satisfied or waived, Purchaser may, and if requested by Kaydon must, extend the Offer in increments of five business days; provided, however that the maximum number of days that the Offer may be extended pursuant to this sentence is 20 business days unless requested or approved by Kaydon;

provided, however, that Purchaser shall not be required to extend the Offer beyond January 3, 2014 and any such extension beyond January 3, 2014 shall be subject to (x) Purchaser’s right to irrevocably and unconditionally terminate the Offer if at the then-scheduled Expiration Date any condition to the Offer has not been satisfied or waived and (y) Kaydon’s right (exercisable by delivering written notice to Parent and Purchaser no later than one day prior to the then-scheduled Expiration Date) to cause Purchaser to irrevocably and unconditionally terminate the Offer at the then-scheduled Expiration Date if at such Expiration Date any condition to the Offer has not been satisfied or waived.

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See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer and Section 11 — “The Merger Agreement; Other Agreements — The Offer” and “— Termination” for more details on termination of the Offer or the Merger Agreement.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon the following (collectively, the “Offer Conditions”):

•	that there shall have been validly tendered and not validly withdrawn by the Expiration Date that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) which, when added to the Shares already owned by Parent or any of its subsidiaries, would represent at least a majority of the Shares outstanding on a fully-diluted basis as of the expiration of the Offer (the “Minimum Tender Condition”);

•	that (i) any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger shall have expired or otherwise been terminated and (ii) the affirmative approval or clearance of non-U.S. governmental authorities, if required, under antitrust Laws relating to the purchase of Shares pursuant to the Offer and the consummation of the Merger shall have been obtained or deemed to have been obtained as a result of the lapse of any applicable waiting period (or any extension thereof) or as a result of jurisdiction being declined (the “Antitrust Condition”);

•	that written confirmation by the Committee on Foreign Investment in the United States (“CFIUS”) shall have been obtained that it has completed its review (or, if applicable, investigation) under 31 C.F.R. Part 800 and 50 U.S.C. App. § 2170, each as amended (the “Exon-Florio Amendment”) and determined that there are no unresolved national security concerns with respect thereto (the “CFIUS Condition”);

•	that no governmental authority shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger (the “Governmental Authority Condition”);

•

that the representations and warranties of Kaydon contained in (i) Section 3.3 (Capitalization) of the Merger Agreement shall be true and correct in all respects, except for de minimis inaccuracies, as of the Expiration Date, (ii) Section 3.4 (Author Relative to Agreement); Section 3.28 (Takeover Statutes); Section 3.29 (No Vote Required); and Section 3.30 (Brokers) of the Merger Agreement shall be true and correct in all respects, as of the Expiration Date, and (iii) any of the representations and warranties of Kaydon contained in the Merger Agreement, other than those sections specifically identified in clauses (i) and (ii), shall be true and correct as of the Offer Closing (disregarding for purposes of this clause (iii) any materiality or “Company Material Adverse Effect” (as defined in Section II — “The Merger Agreement; Other Agreements — Merger Agreement — Representations and Warranties”) qualifications therein), except with respect to both clause (ii) and clause (iii), to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct as of such specified date; provided, however, that the condition

- iv -

set forth in clause (iii) shall be deemed to have been satisfied unless the failure of such representations and warranties of Kaydon to be so true and correct would have, individually or in the aggregate, a Company Material Adverse Effect;

•	that Kaydon shall have performed or complied with in all material respects its obligations, agreements and covenants to be performed or complied with by it under the Merger Agreement;

•	that since the date of the Merger Agreement, there shall not have occurred any change, event or occurrence that has had or would reasonably be expected to have a Company Material Adverse Effect; and

•	that the Merger Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions shall be in addition to, and not a limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of Kaydon, Purchaser cannot (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) amend, modify or waive the Minimum Tender Condition, (iv) add to the Offer Conditions or amend, modify or supplement any Offer Condition in any manner adverse to any holder of Shares, (v) except as expressly provided in the Merger Agreement, terminate, extend or otherwise amend or modify the Expiration Date, (vi) change the form of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to any holder of Shares or (viii) provide any subsequent offering period.

See Section 15 — “Certain Conditions of the Offer.”

Have any Kaydon stockholders agreed to tender their Shares?

No.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three New York Stock Exchange (“NYSE”) trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

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Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until 11:59 p.m., New York City time, on the Expiration Date. In addition, if we have not accepted your Shares for payment within 60 days of the commencement of the Offer, you may withdraw them at any time after that 60-day period until we do accept your Shares for payment.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Kaydon board of directors think of the Offer?

After careful consideration, Kaydon’s board of directors, consisting of all disinterested directors, has unanimously resolved, among other things, to (i) approve and declare advisable the Merger Agreement and the transactions contemplated thereby, (ii) declare that it is in the best interests of the stockholders of Kaydon that Kaydon enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement and (iii) recommend that the stockholders of Kaydon accept the Offer and tender their Shares to Purchaser in the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Kaydon.” A more complete description of the reasons for Kaydon’s board of director’s approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Kaydon (the “Schedule 14D-9”) which Kaydon has filed with the SEC.

If the Offer is completed, will Kaydon continue as a public company?

No. Immediately following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of Delaware law and the Shares will cease to be publicly traded.

Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we acquire at least one Share more than 50% of the Shares on a fully-diluted basis in the Offer then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Kaydon pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). However, if Parent and Kaydon determine that the Merger is ineligible to be effected pursuant to Section 251(h) of the DGCL after consummation of the Offer, then either (i) if Purchaser has acquired at least 90% of the Shares on a fully-diluted basis (whether pursuant to the Offer or after the exercise of the Top-Up Option (as defined below)), we will complete the Merger without a vote of the stockholders of Kaydon pursuant to Section 253 of the DGCL or (ii) if Purchaser has not acquired at least 90% of the Shares on a fully diluted basis in the Offer and is unable to exercise the Top-Up Option pursuant to the terms of the Merger Agreement such that a stockholder vote is required in order to consummate the Merger, then Parent and Purchaser will take such actions as are reasonably necessary (including executing and delivering a written consent with respect to

- vi -

any Shares owned by Parent and/or Purchaser) to effect the required stockholder vote by written consent of the stockholders of Kaydon and to effect the Merger in compliance with applicable law. Regardless of the manner in which the Merger is finalized as described above, stockholders of Kaydon (other than Purchaser): (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under Delaware law if they do not tender Shares in the Offer and (iii) will, if they do not validly exercise appraisal rights under Delaware law, receive the same cash consideration for their Shares as was payable in the Offer.

If the Minimum Tender Condition is not satisfied, pursuant to the Merger Agreement we are not required to accept the Shares for purchase or consummate the Merger and we are not permitted to accept the Shares tendered without Kaydon’s consent.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Top-Up Option,” Section 12 — “Purpose of the Offer; Plans for Kaydon — Merger Without a Meeting,” and “— Appraisal Rights” and Section 17 — “Appraisal Rights.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser will merge with and into Kaydon and all of the then outstanding Shares (other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, including, if applicable, as a result of an exercise of the Top-Up Option (as described below) by Purchaser and Shares owned by Kaydon or any direct or indirect wholly owned subsidiary of Kaydon, and in each case not held on behalf of third parties and (ii) Shares owned by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares), will be automatically converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes. If the Minimum Tender Condition is satisfied and we accept and purchase Shares in the Offer, we will effect the Merger without holding a meeting of the stockholders of Kaydon. See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for Kaydon — Merger Without a Meeting,” and “— Appraisal Rights” and Section 17 — “Appraisal Rights.”

If the Merger is consummated, Kaydon’s stockholders who do not tender their Shares in the Offer will, unless they validly exercise appraisal rights in accordance with Delaware law (as described below), receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you may be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger to the extent validly exercised under Delaware law. See Section 17 — “Appraisal Rights.”

See also the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On September 4, 2013, which was the last trading day prior to public report of the Offer and the Merger, the reported closing sales price of the Shares on the NYSE was $29.10. The Offer Price represents a premium of approximately 22% over the closing stock price on September 4, 2013. On September 13, 2013, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on the NYSE was $35.50.

See Section 6 — “Price Range of Shares; Dividends.”

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If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 — “Certain Conditions of the Offer” are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $35.50 in cash, without interest, less any applicable withholding taxes promptly following expiration of the Offer. See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What is the “Top-Up Option” and when will it be exercised?

Immediately following the purchase of Shares in the Offer, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Kaydon pursuant to Section 251(h) of the DGCL. We do not foresee any reason that would prevent us from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer. However, if Parent and Kaydon determine that the Merger is not eligible to be effected pursuant to Section 251(h) of the DGCL, and if Purchaser does not acquire at least 90% of the Shares on a fully-diluted basis in the Offer (which would permit us to complete the Merger pursuant to Section 253 of the DGCL), then under the Merger Agreement the Purchaser has been granted an irrevocable option, subject to certain limitations, to purchase from Kaydon the lowest number of additional Shares sufficient to cause us to own 90% of the Shares then outstanding on a fully-diluted basis at a price per Share equal to the Offer Price. This option is not exercisable more than once. We refer to this option as the “Top-Up Option.” If the conditions to the exercise of the Top-Up Option contained in the Merger Agreement are not satisfied such that a stockholder vote is required in order to consummate the Merger, then Parent and Purchaser will take such actions as are reasonably necessary (including executing and delivering a written consent with respect to any Shares owned by Parent and/or Purchaser) to effect the required stockholder vote by written consent of the stockholders of Kaydon and to effect the Merger in compliance with applicable law. Regardless of the manner in which the Merger is finalized as described above, stockholders of Kaydon (other than Purchaser) (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under Delaware law if they do not tender Shares in the Offer and (iii) will, if they do not validly exercise appraisal rights under Delaware law, receive the same cash consideration for their Shares as was payable in the Offer.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Top-Up Option,” Section 12 — “Purpose of the Offer; Plans for Kaydon — Merger Without a Meeting” and “— Appraisal Rights” and Section 17 — “Appraisal Rights.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, holders of Shares will be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with Delaware law. Holders of Shares must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options, restricted stock, performance shares and/or phantom shares in the Offer?

Pursuant to the Merger Agreement, as of the closing of the Offer:

•

each option to purchase Shares (each, a “Company Option”) that is outstanding and unvested immediately prior to the closing of the Offer will become fully vested and exercisable. As of the Effective Time, each Company Option that is outstanding and unexercised will be canceled in consideration for the right to receive cash consideration equal to the product of (i) the total number of Shares previously subject to such Company Option as of immediately prior to the Effective Time; and

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(ii) the excess, if any, of the Offer Price over the exercise price per Share previously subject to such Company Option, less any required withholding taxes (except that if the exercise price per share of any Company Option is equal to or greater than the per share Offer Price, the Company Option will be cancelled and terminated without any cash payment);

•	each share of Kaydon’s restricted stock (“Company Restricted Stock”) will fully vest (and the restrictions on them will lapse), a number of Shares equal to the target number of the applicable award of Company performance shares (“Company Performance Shares”) will also fully vest (and the restrictions on them will lapse, although the portion of any award that exceeds the target number will be forfeited) and Kaydon will issue a number of Shares equal to the quotient of the accrued but unpaid cash dividends on the target number of Company Performance Shares over the Merger Consideration. All of the vested shares of Company Restricted Stock and Company Performance Shares will be treated identically to all other Shares with respect to the payment of Merger Consideration; and

•	each of Kaydon’s phantom shares awarded under any of its stock plans will be converted into the right to receive the Merger Consideration.

See Section 11 — “The Merger Agreement; Other Agreements — Treatment of Company Options, Company Restricted Stock and Phantom Shares.”

What are the material United States federal income tax consequences of the Offer and the Merger?

If you are a United States Stockholder (as defined in Section 5 — “Certain United States Federal Income Tax Consequences”), the receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances, including the consequences under any applicable state, local or foreign income or other tax laws.

See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call MacKenzie Partners, Inc. at (800) 322-2885 (Toll Free). Banks and brokers may call collect at (212) 929-5500. MacKenzie Partners, Inc. is acting as the information agent for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

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To the Holders of Shares of Common Stock of Kaydon Corporation:

INTRODUCTION

Dublin Acquisition Sub Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned subsidiary of Atlas Management, Inc., a Delaware corporation (which we refer to as “Parent”), which is an indirect wholly owned subsidiary of Aktiebolaget SKF, a company organized under the laws of Sweden (“AB SKF”), is offering to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Kaydon Corporation, a Delaware corporation (which we refer to as “Kaydon” or the “Company”), at a purchase price of $35.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of September 5, 2013 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Kaydon. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Kaydon (the “Merger”), with Kaydon continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a wholly owned subsidiary of Parent. The closing of the Merger is the “Merger Closing” and the date of the Merger Closing is the “Merger Closing Date.” In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, including, if applicable, as a result of an exercise of the Top-Up Option (as defined below) by Purchaser and Shares owned by Kaydon or any direct or indirect wholly owned subsidiary of Kaydon, and in each case not held on behalf of third parties and (ii) Shares owned by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically converted into the right to receive $35.50, without interest thereon and less any applicable withholding taxes. In addition, in connection with the Merger, holders of outstanding options to purchase Shares and outstanding shares of Kaydon restricted stock (whether vested or unvested) may be entitled to receive a payment therefor as provided in the Merger Agreement. As a result of the Merger, Kaydon will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements.”

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, (a) the absence of the termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Tender Condition, (ii) the Antitrust Condition, (iii) the CFIUS Condition, and (iv) the Governmental Authority Condition (each of (i) through (iv), as described below). The Minimum Tender Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) on or prior to 11:59 p.m., New York City time, on October 15, 2013 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) which, together with any Shares then owned by Parent and its subsidiaries, shall equal at least a majority of the outstanding Shares on a fully-diluted basis as of the Expiration Date. The Antitrust Condition requires that (a) any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) relating to the purchase of Shares pursuant to the Offer or consummation of the Merger have expired or otherwise been terminated and (b) the affirmative approval or clearance of non-U.S. governmental authorities, if required under applicable antitrust laws, relating to the purchase of Shares pursuant to the Offer and the consummation of the Merger have been obtained or deemed to have been obtained as a result of the lapse of any applicable waiting period (or any extension thereof) or as a result of jurisdiction being declined. The CFIUS Condition requires that written confirmation by the Committee on Foreign Investment in the United States (“CFIUS”) shall have been obtained stating that it has completed its review (or, if applicable, investigation) under the 31 C.F.R. Part 800 and 50 U.S.C. App. § 2170, each as amended (the “Exon-Florio Amendment”) and determined that there are no unresolved national security concerns with respect thereto. The Governmental Authority Condition requires that no governmental authority shall have enacted, issued, promulgated, enforced or entered any law or order which has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger. The Offer also is subject to other customary conditions as described in the Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

After careful consideration, Kaydon’s board of directors, consisting of all disinterested directors, has unanimously resolved, among other things, to (i) approve and declare advisable the Merger Agreement and the transactions contemplated thereby, (ii) declare that it is in the best interests of the stockholders of Kaydon that Kaydon enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement and (iii) recommend that the stockholders of Kaydon accept the Offer and tender their Shares to Purchaser in the Offer.

A more complete description of Kaydon’s board of director’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Offer and the Merger, is set forth in Kaydon’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-headings “Background of the Offer and Merger” and “Reasons for Recommendation.”

Kaydon has advised Parent that, as of September 4, 2013, (i) 32,201,071 Shares were issued and outstanding (including 289,635 Shares of restricted stock (“Company Restricted Stock”) and 93,864 performance shares (“Company Performance Shares”)), (ii) 12,417 Shares were issuable in respect of accrued and unaccrued dividends on outstanding Company Performance Shares, and (iii) 806,365 Shares were authorized and reserved for issuance pursuant to options to purchase Shares (the “Company Options”). Assuming that no Company Options are granted and no Shares are issued pursuant to the Company Stock Plans (as defined below) after September 4, 2013, and that all options outstanding as of September 4, 2013 are exercised, there would be 33,019,853 Shares outstanding and the Minimum Tender Condition would be satisfied if at least one Share more than 50% of the Shares are validly tendered and not validly withdrawn on or prior to the Expiration Date. Kaydon has advised Parent that 33,283 Kaydon phantom share awards were granted under Kaydon’s 1999 Long Term Stock Incentive Plan, 2001 Director Deferred Compensation Plan, 2003 Non-Employee Director’s Equity Plan or 2013 Non-Employee Directors Equity Plan (the “Phantom Shares”). Although Purchaser is required to make a payment in the amount of the Offer Price for each Phantom Share in connection with the Merger, the Phantom Shares are not Shares and accordingly are not eligible to be tendered in the Offer, are not included in the 33,019,853 Shares outstanding and are not relevant to determining whether the Minimum Tender Condition has been met.

Kaydon’s 1999 Long Term Stock Incentive Plan (the “1999 Stock Plan”), Kaydon’s 2001 Director Deferred Compensation Plan (the “Deferred Compensation Plan”), Kaydon’s 2003 Non-Employee Directors Equity Plan (the “2003 Directors Plan”), and Kaydon’s 2013 Non-Employee Directors Equity Plan (the “2013 Directors Plan”), are referred to collectively as the “Company Stock Plans.”

Pursuant to the Merger Agreement, the board of directors of Purchaser at the Effective Time shall, from the Effective Time, be the directors of the Surviving Corporation and the officers of Kaydon at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Transactions. If the Minimum Tender Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger under the General Corporation Law of the State of Delaware (the “DGCL”) without a vote of Kaydon’s other stockholders.

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares in the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

The Offer is made only for Shares and is not made for any Company Options. However, you may tender Shares purchased prior to the Expiration Date upon the exercise of vested Company Options.

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur promptly after the expiration of the Offer unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon, among other things, the absence of the termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Tender Condition, the Antitrust Condition, the CFIUS Condition, the Governmental Authority Condition, and the other conditions described in Section 15 — “Certain Conditions of the Offer” (collectively, the “Offer Conditions”).

If, at the initial Expiration Date or any later then-scheduled Expiration Date, any condition to the Offer (other than the Minimum Tender Condition) has not been satisfied or waived, then Purchaser must extend the Offer, on one or more occasions, in consecutive increments of up to five business days (or such longer period as the Purchaser and Kaydon may agree) until the condition has been satisfied or waived. If, at the initial Expiration Date or any later then-scheduled Expiration Date, all conditions to the Offer (other than the Minimum Tender Condition) have been satisfied or waived, then Purchaser may, and if requested by Kaydon must, extend the Offer in increments of five business days; provided however that the maximum number of days that the Offer may be extended pursuant to this sentence is 20 business days unless requested or approved by Kaydon. Notwithstanding the foregoing, Purchaser shall not be required to extend the Offer beyond January 3, 2014.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of Kaydon, Purchaser cannot (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) amend, modify or waive the Minimum Tender Condition, (iv) add to the Offer Conditions or amend, modify or supplement any Offer Condition in any manner adverse to any holder of Shares, (v) except as expressly provided in the Merger Agreement, terminate, extend or otherwise amend or modify the Expiration Date, (vi) change the form of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to any holder of Shares or (viii) provide any subsequent offering period. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described under Section 4 — “Withdrawal Rights.”

However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to stockholders and investor response. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We are not permitted to provide a subsequent offering period for the Offer without the consent of Kaydon, and we do not expect to provide or seek Kaydon’s consent for a subsequent offering period.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”

On September 5, 2013, AB SKF and Kaydon entered into a Guaranty and Performance Agreement (the “Guaranty”) for the benefit of Kaydon, guaranteeing (i) that AB SKF will be bound by the covenants set forth in Article V of the Merger Agreement as if it were a party thereto and (ii) the full and timely payment and performance by Purchaser and Parent of all of their respective covenants, obligations, undertakings, and liabilities for damages and otherwise under the Merger. By its acceptance of the benefits of the Guaranty, Kaydon acknowledged and agreed that recourse against AB SKF under the Guaranty is the sole and exclusive remedy of Kaydon against AB SKF or any person related to AB SKF for claims under the Merger Agreement or the transactions contemplated thereby. The Offer is not conditioned upon any financing arrangements.

Immediately following the purchase of Shares in the Offer, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Kaydon pursuant to Section 251(h) of the DGCL. We do not foresee any reason that would prevent us from completing the Merger pursuant to Section 251(h) of the DGCL. However, if Parent and Kaydon determine that the Merger is ineligible to be effected pursuant to Section 251(h) of the DGCL after consummation of the Offer, then either (i) if Purchaser has acquired at least 90% of the Shares on a fully-diluted basis (whether pursuant to the Offer or after the exercise of the Top-Up Option (as defined below)), we will complete the Merger without a vote of the stockholders of Kaydon pursuant to Section 253 of the DGCL or (ii) if Purchaser has not acquired at least 90% of the Shares on a fully diluted basis in the Offer and is unable to exercise the Top-Up Option pursuant to the terms of the Merger Agreement such that a stockholder vote is required in order to consummate the Merger, then Parent and Purchaser will take such actions as are reasonably necessary (including executing and delivering a written consent with respect to any Shares owned by Parent and/or Purchaser) to effect the required stockholder vote by written consent of the stockholders of Kaydon and to effect the Merger in compliance with applicable law. Regardless of the manner in which the Merger is finalized as described above, stockholders of Kaydon (other than Purchaser): (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under Delaware law if they do not tender Shares in the Offer and (iii) will, if they do not validly exercise appraisal rights under Delaware law, receive the same cash consideration for their Shares as was payable in the Offer. See Section 17 — “Appraisal Rights.”

Kaydon has provided us with Kaydon’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Kaydon’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” on the terms of and subject to the conditions to the Offer, promptly after the Expiration Date, we will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not validly withdrawn on or prior to the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act, the Exon-Florio Amendment and any other applicable foreign antitrust, competition or merger control laws. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) (A) the certificates evidencing such Shares (the “Share Certificates”) or (B) confirmation of a book entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date, we will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not validly withdrawn on or prior to the Expiration Date. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address, (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (C) you must comply with the guaranteed delivery procedures set forth below.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the guaranteed delivery procedure described below must be complied with. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•

the certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee

(or an Agent’s Message) and any other required documents, are received by the Depositary within three (3) New York Stock Exchange (the “NYSE”) trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution (as defined below) in the form set forth in such Notice.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) (A) Share Certificates evidencing such Shares or (B) Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book- Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, the Depositary, MacKenzie Partners, Inc. (the “Information Agent”) or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Any determination made by us with respect to the terms and conditions of the Offer may be challenged by Kaydon’s stockholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Kaydon’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Kaydon’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Kaydon in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding at a 28% rate. To avoid backup withholding, United States Stockholders (as defined in Section 5 — “Certain United States Federal Income Tax Consequences”) that do not otherwise establish an exemption should complete and return the Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person within the meaning of Section 7701(a)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Non-United States Stockholders (as defined in Section 5 — “Certain United States Federal Income Tax Consequences”) should submit an appropriate and properly completed Internal Revenue Service (“IRS”) Form W-8 in order to avoid backup withholding. Non-United States Stockholders should consult a tax advisor to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. In addition, if we have not made payment for your Shares by November 15, 2013, you may withdraw them at any time until payment is made.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5. Certain United States Federal Income Tax Consequences.

TREASURY DEPARTMENT CIRCULAR 230 DISCLOSURE: THIS DISCUSSION WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING TAX-RELATED PENALTIES UNDER THE U.S. INTERNAL REVENUE CODE. THIS DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF TRANSACTIONS DESCRIBED IN THIS STATEMENT. EACH INVESTOR IS URGED TO SEEK ADVICE BASED ON THE INVESTOR’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of Kaydon whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. It does not address tax consequences applicable to holders of Company Options. The summary is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Kaydon. The summary is based on current provisions of the Code, existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to stockholders of Kaydon in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not address foreign, state or local tax consequences of the Offer or the Merger, nor does it purport to address the United States federal income tax consequences of the transactions to stockholders who will actually or constructively own any stock of Kaydon following the Offer and the Merger, to holders of equity awards under Kaydon’s equity compensation plans, or to special classes of taxpayers (e.g., small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for United States federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, and stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock, or otherwise as compensation). In addition, this summary does not address taxes other than United States federal income taxes.

For purposes of this summary, the term “United States Stockholder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, or of any state or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. The term “Non-United States Stockholder” means a beneficial owner of Shares that, for United States federal income tax purposes, is an individual, corporation, estate or trust that is not a United States Stockholder.

If a partnership, or another entity treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of the partnership and its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for United States federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

THIS DISCLOSURE IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY OTHER U.S. FEDERAL TAX LAWS (SUCH AS ESTATE AND GIFT TAX LAWS), THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, OR ANY APPLICABLE TAX TREATY.

Consequences to United States Stockholders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to United States Stockholders for United States federal income tax purposes. In general, a United States Stockholder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of any withholding taxes) and the United States Stockholder’s adjusted tax basis in the Shares exchanged. Such gain or loss will be long-term capital gain or loss if a United States Stockholder’s holding period for such Shares is more than one year. Long-term capital gain recognized by an individual is generally taxable at a reduced rate. In the case of Shares that have been held for one year or less, capital gain on the sale or exchange of such Shares generally will be subject to United States federal income tax as short-term capital gains, which are taxed at ordinary income tax rates. The deductibility of capital losses is subject to certain limitations. Under certain circumstances, a newly effective federal Medicare tax of 3.8% may apply on the amount of gain (in addition to any long- or short-term capital gain tax) to a United States Stockholder that is an individual, estate or trust.

Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger.

Backup Withholding and Information Reporting. Payments to a U.S. Stockholder in connection with the Offer or the Merger may be subject to backup withholding tax unless such U.S. Stockholder (i) provides a correct TIN (which, for an individual U.S. Stockholder, is the U.S. Stockholder’s social security number) and any other required information, or (ii) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” A U.S. Stockholder that does not provide a correct TIN may be subject to penalties imposed by the IRS. Backup withholding does not constitute an additional tax. Any amounts withheld under the backup withholding rules may be allowable as a refund or credit against the U.S. Stockholder’s United States federal income tax liability, provided that the required information is given to the IRS in a timely manner. Each U.S. Stockholder should consult its tax advisor as to such U.S. Stockholder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Consequences to Non-United States Stockholders. Except as described in the discussion in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” a Non-United States Stockholder generally will not be subject to United States federal income tax in connection with the exchange of Shares for cash pursuant to the Offer or the Merger, unless:

•	any gain is effectively connected with the Non-United States Stockholder’s conduct of a trade or business within the United States and, if subject to an applicable tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-United States Stockholder in the United States;

•	in the case of an individual, the Non-United States Stockholder has been present in the United States for at least 183 days or more in the taxable year of disposition (and certain other conditions are satisfied); or

•	Kaydon is or has been a “United States real property holding corporation” (“USRPHC”), for United States federal income tax purposes, at any time during the shorter of the five-year period ending on the date of the disposition and the Non-United States Stockholder’s holding period for its Shares and, if the Shares are “regularly traded on an established securities market” (“regularly traded”), the Non-United States Stockholder held, directly or indirectly, at any time during such period, more than 5% of the issued and outstanding Shares.

Income that is effectively connected with the conduct of a United States trade or business by a Non-United States Stockholder generally will be subject to regular United States federal income tax in the same manner as if it were realized by a United States Stockholder. In addition, if such Non-United States Stockholder is a corporation, any effectively connected earnings and profits (subject to adjustments) may be subject to a branch profits tax at a rate of 30% (or such lower rate as is provided by an applicable income tax treaty).

If an individual Non-United States Stockholder is present in the United States for at least 183 days during the taxable year of disposition, the Non-United States Stockholder may be subject to a flat tax rate of 30% (or a lower applicable treaty rate) on any United States-source gain derived from the sale, exchange, or other taxable disposition of Shares (other than gain effectively connected with a United States trade or business), which may be offset by United States-source capital losses.

The determination of whether Kaydon is a USRPHC depends on the fair market value of its United States real property interests relative to the fair market value of its other trade or business assets and its foreign real property interests. No determination has been made as to whether Kaydon is or has been a USRPHC for United States federal income tax purposes during the time period described in the third bullet point above. However, so long as the Shares are considered to be “regularly traded” (as described in the third bullet point above) at any time during the calendar year, a Non-United States Stockholder generally will not be subject to tax on any gain recognized on the exchange of Shares pursuant to the Offer or the Merger, unless the Non-United States Stockholder owned (actually or constructively) more than 5% of the total outstanding Shares at any time during the applicable period described in the third bullet point above. A Non-United States Stockholder may, under certain circumstances, be subject to withholding in an amount equal to 10% of the gross proceeds on the sale or disposition of Shares. However, as we believe that the Shares are regularly traded, no withholding should be required under these rules upon the exchange of Shares pursuant to the Offer or the Merger. A Non-United States Stockholder who owns (actually or constructively) more than 5% of the total outstanding Shares should consult its tax advisor concerning the United States federal income tax consequences to it if Kaydon were determined to be a USRPHC.

Backup Withholding and Information Reporting. Payments to a non-U.S. Stockholder in connection with the Offer or Merger may be subject to backup withholding tax unless such non-U.S. Stockholder furnishes the required certification as to its non-United States status by providing the applicable Form W-8 or by otherwise establishing that such non-U.S. Stockholder is not subject to backup withholding. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a holder’s United States federal income tax liability provided the required information is timely furnished to the IRS. Each non-U.S. Stockholder should consult its tax advisor as to such non-U.S. Stockholder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption.

6. Price Range of Shares; Dividends.

The Shares currently trade on the NYSE under the symbol “KDN.” Kaydon has advised Parent that, as of September 4, 2013, (i) 32,201,071 Shares were issued and outstanding (including 289,635 Shares of Company Restricted Stock and 93,864 Company Performance Shares), (ii) 12,417 Shares were issuable in respect of accrued and unaccrued dividends on outstanding Company Performance Shares (iii) 806,365 Shares were authorized and reserved for issuance pursuant to Company Options. Assuming that no Company Options are granted and no Shares are issued pursuant to the Company Stock Plans after September 4, 2013, and that all Company Options outstanding as of September 4, 2013 are exercised, there would be 33,019,853 Shares outstanding and the Minimum Tender Condition would be satisfied if at least one Share more than 50% of the Shares are validly tendered and not validly withdrawn on or prior to the Expiration Date. The Shares constitute the only outstanding class of securities of Kaydon or its subsidiaries registered under the Securities Act of 1933, as amended (the “Securities Act”). In addition, (i) 5,108,157 Shares were held in treasury, (ii) no shares of Kaydon’s preferred stock were issued and outstanding, and (iii) no Shares we held by a wholly owned subsidiary of Kaydon.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported on the NYSE.

	High	Low
Year Ended December 31, 2011
First Quarter	$41.71	$36.41
Second Quarter	40.18	33.56
Third Quarter	38.85	27.33
Fourth Quarter	35.69	26.45

	High	Low
Year Ended December 31, 2012
First Quarter	$39.22	$25.36
Second Quarter	25.63	19.80
Third Quarter	23.85	20.06
Fourth Quarter	25.41	20.95
Year Ended December 31, 2013
First Quarter	$26.11	$23.78
Second Quarter	27.68	22.75
Third Quarter (through September 13, 2013)	35.66	26.89

On September 4, 2013, which was the last trading day prior to public report of the Offer and the Merger, the reported closing sales price of the Shares on the NYSE was $29.10. The Offer Price represents a premium of approximately 22% over the closing stock price on September 4, 2013. On September 13, 2013, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on the NYSE was $35.50.

Kaydon has a practice of paying quarterly dividends on its common stock, subject to earnings, capital requirements, financial condition and other factors. In the first and second quarters of 2011, Kaydon paid to stockholders a dividend of $0.19 per Share. In each quarter from the third quarter of 2011 through the third quarter of 2013, Kaydon paid to stockholders a dividend of $0.20 per Share. In addition, the board of directors of Kaydon declared and paid to stockholders an additional special dividend of $10.50 per Share in the first quarter of 2012. Under the terms of the Merger Agreement, except as required by law, Kaydon is not permitted to declare, set aside or pay dividends with respect to the Shares other than (i) cash dividends made by any direct or indirect wholly owned subsidiary of Kaydon to Kaydon or one of its wholly owned subsidiaries or (ii) the third quarter dividend that was paid on September 9, 2013. See Section 14 — “Dividends and Distributions.” Stockholders are urged to obtain a current market quotation for the Shares.

Kaydon has advised Parent that 33,283 Phantom Shares were granted under Kaydon’s 1999 Stock Plan, Deferred Compensation Plan, 2003 Directors Plan or 2013 Directors Plan. Although Purchaser is required to make a payment in the amount of the Offer Price for each Phantom Share in connection with the Merger, the Phantom Shares are not Shares and accordingly are not eligible to be tendered in the Offer, are not included in the 33,019,853 Shares outstanding and are not relevant to determining whether the Minimum Tender Condition has been met.

7. Certain Information Concerning Kaydon.

Except as specifically set forth herein, the information concerning Kaydon contained in this Offer to Purchase has been taken from or is based upon information furnished by Kaydon or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Kaydon’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. Kaydon was organized in 1983 as a Delaware corporation. Kaydon’s principal offices are located at 2723 South State Street, Suite 300, Ann Arbor, Michigan 48104 and its telephone number is (734) 747-7025. The following description of Kaydon and its business has been taken from Kaydon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and is qualified in its entirety by reference to such Form 10-K.

Kaydon is a designer and manufacturer of custom engineered, performance-critical products supplying a broad and diverse customer base. At the time of its 1983 incorporation, Kaydon was principally involved in the design and manufacture of bearings and components, as well as filters and filter housings. Since 1984, Kaydon has pursued a diversified growth strategy in the manufacturing sector. Its principal products now include bearings and components, filters and filter housings, custom rings, shaft seals, linear deceleration and vibration isolation products, specialty balls, fuel cleansing systems, gas-phase air filtration systems and replacement media, industrial presses and metal alloy products. These products are used by customers in a variety of aerospace, defense, specialized robotics, medical, alternative energy, material handling, machine tool positioning, security, electronic and other industrial applications. Kaydon performs as an extension of its customers’ engineering and manufacturing functions, with a commitment to identify and provide engineered solutions to design problems through technical innovation, cost-effective manufacturing and outstanding value-added service. Kaydon has grown both organically through strategic investments in its business and through acquisitions.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Kaydon is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Kaydon’s directors and officers, their remuneration including Shares and Company Options granted to them, the principal holders of Kaydon’s securities, any material interests of such persons in transactions with Kaydon and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on May 8, 2013. Such information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Kaydon, that file electronically with the SEC.

8. Certain Information Concerning Parent and Purchaser.

Parent is a Delaware corporation which was incorporated on December 6, 1994. Parent is an indirect wholly owned U.S. subsidiary of AB SKF, which produces and distributes rolling bearings and related technologies including sealing solutions, lubrication systems, mechatronics (combining mechanics and electronics into intelligent systems), and services. AB SKF and its subsidiaries provide products and technology to original equipment manufacturers and industrial operations in virtually every major industry, including transportation, paper, mining, oil and gas, food and beverage, machine tool, metals, aerospace and energy, among others. Twenty-eight manufacturing sites are located in the U.S., including facilities for the production of seals, lubrication systems, linear motion products, actuation systems, and rolling bearings. Parent serves as an intermediate holding company for certain operating subsidiaries. The executive offices of Parent are located at 103 Foulk Road, Suite 274, Wilmington, DE 19803, and its telephone number is (302) 576-2749.

Parent is an indirect wholly owned subsidiary of AB SKF, a corporation organized under the laws of Sweden. The executive offices of AB SKF are located at Hornsgatan 1, Göteborg 415 50, Sweden and its telephone number is +46 31 337 10 00.

The Purchaser was formed on August 29, 2013 solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. The Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement. The Purchaser is a wholly owned subsidiary of Parent, an indirect wholly owned subsidiary of AB SKF. The executive offices of the Purchaser are located at 103 Foulk Road, Suite 274, Wilmington, DE 19803, and its telephone number is (302) 576-2749.

Upon the completion of the Merger, the Purchaser will cease to exist and Kaydon will continue as the Surviving Corporation and an indirect wholly owned subsidiary of AB SKF.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors and executive officers of Purchaser, Parent and AB SKF are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser, Parent or AB SKF or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above, (i) none of Purchaser, Parent or AB SKF or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase or any majority-owned subsidiary of Purchaser or Parent or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Purchaser, Parent, or, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Purchaser, Parent or AB SKF or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Kaydon (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser, Parent or AB SKF or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Kaydon or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Kaydon or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9. Source and Amount of Funds.

AB SKF, the ultimate parent of Purchaser, will provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger. We estimate that the total amount of funds necessary to purchase all issued and outstanding Shares and other equity-based interests of Kaydon, including payment of any fees, expenses and other related amounts incurred in connection with the Offer and the Merger, will be approximately $1.25 billion. We expect to fund these payments through either a capital contribution or an intercompany loan, directly or indirectly, from AB SKF to Parent and then from Parent to Purchaser. AB SKF will obtain such funds from cash on hand and/or existing committed credit facilities.

On September 5, 2013, AB SKF and Kaydon entered into the Guaranty for the benefit of Kaydon, guaranteeing (i) that AB SKF will be bound by the covenants set forth in Article V of the Merger Agreement as if it were a party thereto and (ii) the full and timely payment and performance by Purchaser and Parent of all of their respective covenants, obligations, undertakings, and liabilities for damages and otherwise under the Merger. By its acceptance of the benefits of the Guaranty, Kaydon acknowledged and agreed that recourse against AB SKF under the Guaranty is the sole and exclusive remedy of Kaydon against AB SKF or any person related to AB SKF for claims under the Merger Agreement or the transactions contemplated thereby. The Offer is not conditioned upon any financing arrangements.

Purchaser believes that the financial condition of Parent, Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger; (ii) the Offer is being made for all outstanding Shares solely for cash; (iii) if Purchaser consummates the Offer, Purchaser expects to acquire all remaining Shares for the same cash price in the Merger; (iv) the Offer is not subject to any financing condition; and (v) in light of AB SKF’s financial capacity in relation to the amount of consideration payable in the Offer and as described above, Parent and Purchaser, through AB SKF, will have sufficient funds immediately available to purchase all validly tendered Shares in the Offer and not properly withdrawn.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination Fees” and “— Availability of Specific Performance.”

10. Background of the Offer; Past Contacts or Negotiations with Kaydon.

Background of the Offer

The following is a description of contacts between and among representatives of AB SKF, Parent or Purchaser with representatives of Kaydon that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a more detailed discussion of Kaydon’s activities relating to these contacts, please refer to the Schedule 14D-9 of Kaydon being mailed to stockholders with this Offer to Purchase.

AB SKF regularly reviews and considers business development opportunities and alternatives with a view to enhancing its business, prospects and shareholder value. In connection with these reviews, AB SKF’s senior management team and board of directors meet, from time to time, to discuss and evaluate business development opportunities. Pursuant to such discussions, AB SKF determined that it had a potential interest in pursuing a strategic business transaction involving Kaydon, which has been one of several candidates on AB SKF’s strategic acquisition watch list from time to time since late 2007 and, in December 2009 a one-page brief of Kaydon was presented to the board of directors of AB SKF as one of several companies which attracted a strategic interest, although no further action was taken at the time.

Beginning in mid-2010 through early 2011, senior executives of AB SKF including AB SKF’s President and CEO and internal legal counsel, had several discussions and meetings with senior executives of Kaydon, including Kaydon’s Chairman and CEO, to assess Kaydon’s interest in potential business arrangements and opportunities, including a possible joint venture related to slewing rings, as well as AB SKF’s potentially sourcing split roller bearings from Cooper Bearings, a business unit of Kaydon, for certain geographical markets.

In June 2011, members of AB SKF’s management in North America and in AB SKF’s slewing ring business visited Kaydon’s slewing rings manufacturing facility in Monterey, Mexico. During this meeting, the parties continued to discuss the possibility of a joint venture arrangement. Separately, during this time, AB SKF began sourcing split roller bearings from Cooper Bearings for distribution in certain Eastern European countries.

Between June 2011 and July 2012, members of the management of AB SKF and Kaydon had several discussions and in-person meetings (including a meeting in Gothenburg, Sweden at AB SKF’s headquarters) regarding the potential joint venture involving slewing rings and certain business information was exchanged in connection with the negotiations related thereto.

In January 2012, the President and CEO of AB SKF and the Chairman and CEO of Kaydon met for dinner at the airport in Detroit, Michigan. At this meeting, the President and CEO of AB SKF provided the Chairman and CEO of Kaydon with a written outline of a proposed structure of a combined company based on publicly available information about Kaydon and general business information that Kaydon had provided to AB SKF.

In April 2012, as a result of the change in Kaydon’s capitalization due to its special dividend paid on March 26, 2012, a more detailed presentation of Kaydon as a potential strategic acquisition candidate was given at the AB SKF board of directors meeting.

In August 2012, senior management of AB SKF had several meetings and discussions regarding AB SKF’s internal assessment of the enterprise value of Kaydon and whether to present an indication of interest to acquire Kaydon.

On August 12, 2012, during a meeting in Chicago regarding the potential joint venture involving slewing rings, members of AB SKF’s management, including the President and CEO of AB SKF, spoke to Kaydon’s management, including the Chairman and CEO of Kaydon, about the appropriate process to present an interest in an acquisition of Kaydon and discussed in general terms the valuation of a potential business combination between the parties.

On September 3, 2012, the President and CEO of AB SKF and the Chairman and CEO of Kaydon met in London to discuss AB SKF’s interest in a potential combination of AB SKF and Kaydon. In this meeting, the President and CEO of AB SKF indicated that his management team had placed an initial estimated stand-alone value, based solely on publicly available information, of approximately $28 to $29 per share of Kaydon’s common stock. The Chairman and CEO of Kaydon indicated that the proposed valuation, in his opinion, did not properly reflect the business and prospects of Kaydon, and the parties agreed to continue the dialogue.

On October 16, 2012, AB SKF and Kaydon entered into a mutual confidentiality agreement. Following entry into the confidentiality agreement, Kaydon began to provide business and financial information which was reviewed by AB SKF in connection with assessing a potential transaction.

On November 28, 2012, senior members of the management of AB SKF met with Kaydon’s senior management at a dinner in New York City, and beginning on the morning of November 29, 2012, senior members of the management of AB SKF and Kaydon’s senior management, together with their respective outside counsel, met to discuss a potential transaction and Kaydon delivered several presentations on its business, operations and market trends as well as the potential synergies of a combined company, and AB SKF delivered a presentation providing a general overview of its business.

In December 2012, the parties had several discussions and exchanged further information. Senior management of AB SKF reviewed the information provided by Kaydon together with publicly available information and developed estimates of potential synergies between the companies. Kaydon was presented in more detail as a potential and interesting acquisition candidate at AB SKF’s regular board meeting in December 2012. From time to time thereafter, senior management of AB SKF had discussions with J.P. Morgan Limited (“JP Morgan”), AB SKF’s financial advisor.

On January 16, 2013, the President and CEO of AB SKF had a dinner meeting in Detroit with the Chairman and CEO of Kaydon, and during this meeting the President and CEO of AB SKF advised that, after the presentation in November and further review of Kaydon, the potential deal value could be approximately $32 to $33 per share of Kaydon’s common stock. The President and CEO of AB SKF indicated that this increased valuation reflected expected synergies from the combination. The Chairman and CEO of Kaydon indicated that, in his opinion, the revised valuation did not adequately reflect the long-term prospects of Kaydon’s business and agreed to provide additional information that he believed would be meaningful to AB SKF in this regard.

Between February 2013 and March 2013, Kaydon provided additional materials to AB SKF. In particular, on March 1, 2013, the President and CEO of AB SKF received additional information from the Chairman and CEO of Kaydon regarding Kaydon’s long-term prospects.

On March 11, 2013, AB SKF’s Board of Directors directed that SKF management should begin serious discussions and negotiations with Kaydon with respect to a potential business combination.

On March 20, 2013, the President and CEO of AB SKF spoke with the Chairman and CEO of Kaydon and indicated that the potential deal value could be approximately $32 to $34 per share of Kaydon common stock, but that AB SKF would need to review additional information to support this valuation. The Chairman and CEO of Kaydon indicated that, in his opinion, the revised valuation did not adequately reflect the long-term prospects of Kaydon’s business but agreed that it was appropriate to continue the dialogue regarding a potential transaction and the parties scheduled a call for March 22, 2013, on which AB SKF and Kaydon, and their respective financial and legal advisors would participate.

On March 21, 2013, the President and CEO of AB SKF called the Chairman and CEO of Kaydon and indicated that AB SKF’s potential deal value range was still $32 to $34 per share, and the conference call planned for March 22, 2013 was cancelled. There were no further discussions between the parties until May 11, 2013, when the President and CEO of AB SKF contacted the Chairman and CEO of Kaydon to resume discussions.

From late May to the end of June 2013, a number of conversations occurred between JP Morgan and Barclays Capital Inc. (“Barclays”), Kaydon’s financial advisors, concerning due diligence, regulatory matters, and factors relevant to the value of Kaydon. Members of the senior management of AB SKF reviewed additional information and continued their assessment of the valuation of Kaydon.

On July 12, 2013, the President and CEO of AB SKF and the Chairman and CEO of Kaydon spoke to discuss next steps in the process and they agreed to meet after Kaydon’s second quarter results were released.

On July 29 and 30, 2013, the President and CEO of AB SKF and the Chairman and CEO of Kaydon, with other senior members of management of both companies, met in New York City and discussed the business and operations of Kaydon and the process for AB SKF to submit an offer. Also in attendance at these meetings were the outside legal counsel and financial advisers for AB SKF and Kaydon. During these meetings, AB SKF received additional clarity concerning Kaydon’s expected 2013 operating results and future business plans, and the status of its ongoing restructuring. Following these meetings, senior members of the management of AB SKF analyzed this information and its impact on the potential synergies of the combination.

On August 9, 2013, AB SKF submitted a non-binding, all cash indicative offer of up to $35.50 per share of Kaydon common stock, conditioned upon the ability to effect a short form merger pursuant to Section 251(h) of the DGCL. In addition, the letter included a diligence request. The President and CEO of AB SKF spoke by telephone with the Chairman and CEO of Kaydon about the offer. This non-binding indicative offer was the first written document sent by AB SKF to Kaydon concerning the potential transaction.

Around August 12, 2013, Barclays called JP Morgan and advised that the offer was under consideration by Kaydon’s management and board of directors. Barclays indicated it would have more information by the end of the week.

Between approximately August 13 and 16, 2013, JP Morgan, on behalf of AB SKF, and Barclays, on behalf of Kaydon, had multiple discussions and engaged in negotiations addressing, among other items, timing, diligence and deal structure (including a prospective no-shop period and termination fees), during which Barclays also sought to negotiate with JP Morgan to seek to increase the offer price. In addition, around August 15, 2013, 2013, Barclays asked JP Morgan if the proposed offer represented AB SKF’s best and final offer. JP Morgan informed Barclays that it was the best and final offer and that AB SKF was unwilling to further increase the offer price.

On August 16, 2013, the Chairman and CEO of Kaydon called the President and CEO of AB SKF to indicate that the indication of interest was still being reviewed by Kaydon and its advisors and, thus far, the response had been favorable.

During August 16 to 18, 2013, JP Morgan and Barclays had several discussions regarding structure of the transaction, proposed timing and regulatory considerations related to the transaction, as well as go-shop and termination fee provisions. The parties’ financial advisors also discussed the valuation of Kaydon reflected in AB SKF’s pending proposal.

On August 20, 2013, Kaydon provided AB SKF and its legal and financial advisors with access to an electronic data room so that they could continue their due diligence process.

At a dinner meeting on August 23, 2013, the Chairman and CEO of Kaydon and the President and CEO of AB SKF discussed high-level due diligence related to financial, legal and environmental matters.

On August 26, 2013, on behalf of AB SKF, JP Morgan forwarded a draft Agreement and Plan of Merger to Barclays for consideration by Kaydon. The parties’ outside counsel and financial advisors negotiated and exchanged drafts of the agreement over the subsequent ten day period.

On August 27, 2013, the CFO of AB SKF, the Director of Mergers and Acquisitions of AB SKF, the President and CEO of SKF USA and other advisors of AB SKF participated in a financial due diligence meeting with members of Kaydon’s finance management.

On August 28, 2013, senior management of Kaydon and AB SKF discussed site visits for environmental due diligence and, on August 30, 2013, representatives of senior management of AB SKF toured Kaydon’s facilities in Dexter, MI and Farmington Hills, MI. On September 3, 2013, representatives of senior management of AB SKF toured Kaydon’s facilities in King’s Lynn, United Kingdom.

On September 4, 2013, the Board of Directors of AB SKF and its relevant subsidiaries approved the Merger Agreement, including the offer price.

On September 5, 2013, Kaydon, Purchaser and Parent executed the Merger Agreement. Prior to the Swedish stock markets opening that morning, AB SKF issued a press release announcing the transaction. Before the U.S. markets opened for trading, Kaydon issued a press release announcing the execution of the Merger Agreement and the forthcoming announcement of a tender offer to acquire all of the issued and outstanding Shares at a price of $35.50 in cash per share of Kaydon common stock. The AB SKF press release and Kaydon press release are filed as Exhibits (a)(5)(A) and (a)(5)(B), respectively, to the Schedule TO.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between Kaydon and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Purchaser,” Section 9 — “Source and Amount of Funds,” and Section 11 — “The Merger Agreement; Other Agreements.”

11. The Merger Agreement; Other Agreements.

Merger Agreement

The following is a summary of material provisions of the Merger Agreement. The following summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO filed with the SEC, and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any other factual information about Parent, Purchaser or Kaydon. Such information can be found elsewhere in this Offer to Purchase.

The Merger Agreement has been filed solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by holders of Shares or other investors in Kaydon. The holders of Shares and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Kaydon, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer ten days after the date of the Merger Agreement, or as promptly as reasonably practicable thereafter. The obligation of Purchaser to, and of Parent to cause Purchaser to, accept for payment and pay for Shares validly tendered in the Offer is subject to the conditions described in Section 15 — “Certain Conditions of the Offer” (the “Offer Conditions”). Subject to the satisfaction of the Minimum Tender Condition (as defined in Section 15 — “Certain Conditions of the Offer”) and the other Offer Conditions, Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for (subject to any applicable withholding taxes pursuant to the Merger Agreement) all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the expiration of the Offer (as it may be extended and re-extended as described below and in compliance with applicable laws) and in any event in compliance with Rule 14e-1(c) under the Exchange Act. The time of such acceptance for payment of Shares is referred to herein as the “Offer Closing.”

Pursuant to the Merger Agreement, Purchaser expressly reserves the right to waive any Offer Conditions or modify the terms of the Offer, except that Kaydon’s prior written approval is required for Purchaser to:

•	reduce the number of Shares subject to the Offer;

•	reduce the Offer Price;

•	amend, modify or waive the Minimum Tender Condition;

•	add to the Offer Conditions or, in any manner adverse to any holder of the Shares, amend, modify or supplement any Offer Condition;

•	terminate, extend or otherwise amend or modify the Expiration Date, other than in accordance with the Merger Agreement;

•	change the form of consideration payable in the Offer;

•	otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to any holder of the Shares; or

•	provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act.

The Offer is initially scheduled to expire at 11:59 p.m., New York City time, on the later of (i) the day on which the Go-Shop Period expires and (ii) the date that is 20 business days following commencement of the Offer, but may be extended and re-extended as described below. The Merger Agreement provides that if at the initial or at any subsequent Expiration Date any Offer Condition (other than the Minimum Tender Condition) is not satisfied or, to the extent waivable in accordance with the terms of the Merger Agreement, has not been waived by Purchaser or Parent, Purchaser will, and Parent will cause Purchaser to, (i) extend the Offer for one or more periods in consecutive increments of up to 5 business days (or such longer period as the parties to the Merger Agreement may agree) and (ii) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or the NYSE applicable to the Offer; provided, however, that Purchaser is not required to extend the Offer beyond the Termination Date. In addition, the Merger Agreement provides that if at the initial or at any subsequent Expiration Date each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Purchaser may, and if requested by Kaydon, Purchaser shall, and Parent will cause Purchaser to, extend the Offer for one or more periods in consecutive increments of 5 business days; provided, however, that Purchaser shall not be required to extend the Offer pursuant to the foregoing by more than 20 business days unless requested or approved by Kaydon; provided, further, that Purchaser is not required to extend the Offer beyond the Termination Date.

The Merger Agreement provides that Purchaser shall promptly (and in any event within 24 hours of such termination) irrevocably and unconditionally terminate the Offer if (i) at the initial or any subsequent Expiration Date (a) each condition to the Offer has been satisfied (other than the Minimum Tender Condition), (b) the Minimum Tender Condition shall not have been satisfied and (c) no further extensions or re-extensions of the Offer are permitted under the Merger Agreement or (ii) the Merger Agreement is otherwise terminated pursuant to its terms. If the Offer is terminated or withdrawn by Purchaser or the Merger Agreement is otherwise terminated pursuant to its terms, then Purchaser must promptly return, and shall cause any depositary acting on behalf of Purchaser to return all tendered Shares to the registered holders thereof. The termination of the Offer pursuant to clause (i) of this paragraph is referred to herein as the “Offer Termination.” Pursuant to the Merger Agreement, the Offer Termination will give rise to a right of termination of the Merger Agreement.

The Merger. The Merger Agreement provides that, following completion of the Offer and upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	Purchaser will be merged with and into Kaydon, and the separate existence of Purchaser will cease;

•	Kaydon will continue as the Surviving Corporation after the Merger; and

•	the certificate of incorporation of the Surviving Corporation will be amended to be identical to the certificate of incorporation of Purchaser in effect immediately prior to the Effective Time, except that Article I thereof will be amended and restated in its entirety to provide that the name of the corporation shall be “Kaydon Corporation”, the bylaws of the Surviving Corporation will be amended to be identical to the bylaws of Purchaser in effect immediately prior to the Effective Time, the directors of the Surviving Corporation will, from and after the Effective Time, be the respective individuals who are directors of Purchaser immediately prior to the Effective Time, and the officers of the Surviving Corporation will, from and after the Effective Time, be the respective individuals who are officers of Kaydon immediately prior to the Effective Time.

The respective obligation of each party to complete the Merger is subject to the satisfaction or waiver in writing if permissible under applicable law, at or prior to the Effective Time, of each of the following conditions:

•	no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law or order that is then in effect and has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger;

•	Purchaser shall have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer; and

•	if (i) Parent and Kaydon determine that the Merger is ineligible to be effected pursuant to Section 251(h) of the DGCL, (ii) Purchaser has not acquired at least 90% of the Shares on a fully-diluted basis (whether pursuant to the Offer or after the exercise of the Top-Up Option (defined below)) and (iii) Purchaser is unable to exercise the Top-Up Option pursuant to the terms of the Merger Agreement such that a stockholder vote is required in order to consummate the Merger, then Parent and Purchaser will take such actions as are reasonably necessary (including executing and delivering a written consent with respect to any Shares owned by Parent and/or Purchaser) to effect the required stockholder vote by written consent of the stockholders of Kaydon and to effect the Merger in compliance with applicable law.

Effect on Capital Stock. At the Effective Time:

•	each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares owned by Parent or Purchaser, including as a result of an exercise of the Top-Up Option by Purchaser, if applicable, and Shares owned by Kaydon or any of its direct or indirect wholly owned subsidiaries, and in each case not held on behalf of third parties, and (ii) the Shares held by a holder thereof who properly exercised his or her demand for appraisal rights under Section 262 of the DGCL (the “Dissenting Shares”) (each Share described in (i) or (ii) is referred to herein “Excluded Share” and, collectively, “Excluded Shares”), will be converted into the right to receive an amount in cash equal to the Offer Price, subject to any applicable withholding taxes and without interest (the “Per Share Merger Consideration”), and each Share (other than the Excluded Shares) will cease to be outstanding, be canceled and cease to exist, and will thereafter represent only the right to receive the Per Share Merger Consideration, subject to any applicable withholding taxes and without interest;

•	each Excluded Share will cease to be outstanding, be canceled without payment of any consideration therefore and cease to exist; provided, however, that the Dissenting Shares shall thereafter represent the right to receive the payment to which the holder of such Share is entitled under Section 262 of the DGCL; and

•	each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation and constitute the only shares of capital stock of the Surviving Corporation.

Treatment of Company Options, Company Restricted Stock and Phantom Shares. Effective as of the Offer Closing, each Company Option that is outstanding and unvested immediately prior to the Offer Closing shall become fully vested and exercisable. The Merger Agreement provides that conditioned upon the occurrence of the Effective Time and without any action on the part of any holder thereof, all outstanding and unexercised Company Options will be canceled, and each former holder of any such canceled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option, an amount in cash (without interest and subject to deduction for any required withholding tax), equal to the product of: (i) the excess, if any, of the Per Share Merger Consideration over the exercise price of each such Company Option and (ii) the number of the Shares underlying such Company Option; provided, that if the exercise price per share of any such Company Option is equal to or greater than the Offer Price, such Company Option shall be cancelled and terminated without any cash payment made in respect thereof. The Merger Agreement provides that Kaydon shall take all actions necessary to effect such treatment.

Effective as of the Offer Closing, (i) each share of Company Restricted Stock shall become fully vested, and the restrictions thereon shall lapse, (ii) a number of Shares equal to the target number of the applicable award of Company Performance Shares shall become fully vested and the restrictions thereon shall lapse, and the portion of such award that exceeds the target number shall be forfeited, and (iii) a number of Shares equal to quotient of the accrued but unpaid cash dividends on the target number of Company Performance Shares over the Merger

Consideration shall be issued. All such vested shares of Company Restricted Stock and Company Performance Shares shall be treated identically to all other Shares with respect to the payment of the Merger Consideration. The Merger Agreement provides that Kaydon shall take all actions necessary to effect such treatment under Company Stock Plans or other plans or arrangements.

As of the Offer Closing, each Company Phantom Share shall be converted into the right to receive a payment equal to the Merger Consideration. The Merger Agreement provides that Kaydon shall take all actions necessary to effect such treatment.

Adjustments to Prevent Dilution. The Merger Agreement provides that if Kaydon changes the number of Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), or combination, exchange or readjustment of Shares or any stock dividend or stock distribution (including any dividend or distribution of securities convertible Shares), the Per Share Merger Consideration will be equitably adjusted to reflect such change and as so adjusted will, (i) provide Kaydon’s stockholders the same economic effect as contemplated by the Merger Agreement prior to such action and (ii) from and after the date of such event, be the Per Share Merger Consideration.

Merger Without a Vote. The Merger Agreement provides that following the Offer, each of the parties shall take all necessary and appropriate actions to cause the Merger to become effective immediately without a vote, in accordance with Section 251(h) of the DGCL. If prior to the Effective Time, Parent and Kaydon determine that the Merger is ineligible to be effected pursuant to Section 251(h) of the DGCL and Purchaser has not acquired at least 90% of the Shares on a fully-diluted basis in the Offer, Parent will exercise the Top-Up Option (as described below), and then take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable following the closing of the purchase of the Top-Up Shares, without a vote, in accordance with Section 253 of the DGCL. If Purchaser is unable to exercise the Top-Up Option pursuant to the terms of the Merger Agreement such that stockholder vote is required in order to consummate the Merger, then Parent and Purchaser will take such actions as are reasonably necessary (including executing and delivering a written consent with respect to any Shares owned by Parent and/or Purchaser) to effect the required stockholder vote by written consent of the stockholders of Kaydon and to effect the Merger in compliance with applicable law.

Top-Up Option. Pursuant to the Merger Agreement, if (i) immediately prior to the Offer Closing, Parent and Kaydon determine that the Merger is ineligible to be effected pursuant to Section 251(h) of the DGCL; (ii) all of the Conditions to the Offer have been satisfied or (to the extent permitted) waived; (iii) at the time of exercise of the Top-Up Option, the number of Shares owned by Parent and Purchaser immediately following the Offer Closing does not constitute at least 90% of the number of Shares that are then issued and outstanding; (iv) the exercise of the Top-Up Option would result in Parent or Purchaser owning at least 90% of the number of Shares that are then issued and outstanding upon exercise of the Top-Up Option; and (v) the exercise of the Top-Up Option would not violate any applicable Laws, Kaydon granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase at the Offer Price an aggregate number of newly issued, fully paid and non-assessable Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares directly or indirectly owned by Parent and Purchaser at the time of such exercise (after giving effect to the Offer Closing), will constitute 90% of the Shares that are then issued and outstanding; provided, however, that the Top-Up Option may not be exercised to the extent (a) the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued Shares or Shares held as treasury stock as of immediately prior to the issuance of the Top-Up Shares (giving effect to Shares reserved for issuance as if such Shares were outstanding) or (b) any provision of applicable law has the effect of enjoining or otherwise prohibiting the exercise of the Top-Up Option or the issuance and delivery of the Top-Up Shares.

The aggregate purchase price payable for the Shares being purchased by Purchaser pursuant to the Top-Up Option will be payable, at Purchaser’s option, (i) in cash, by wire transfer of same-day funds or (ii) by executing and delivering to Kaydon a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option. The promissory note: (i) will be due on the 1st anniversary of the closing of the purchase of the Shares pursuant to the Top-Up Option, (ii) will bear simple interest of 5% per annum, payable in arrears at the time the promissory note is repaid, (iii) will be full recourse against Parent and Purchaser, (iv) may be prepaid, in whole or in part, at any time without premium or penalty and (v) will have no other material terms.

Representations and Warranties. The Merger Agreement contains various representations and warranties made by Kaydon to Parent and representations and warranties made by Parent and Purchaser to Kaydon. The assertions embodied in such representations and warranties were made solely for purposes of the Merger Agreement and as of specific dates, were the product of negotiations among Kaydon, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including in a confidential disclosure letter that the parties exchanged in connection with the signing of the Merger Agreement. Such confidential disclosure letter contains information that modifies, qualifies and creates exceptions to such representations. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Kaydon, Parent and Purchaser, rather than establishing matters of fact. Furthermore, the representations and warranties may be subject to standards of materiality applicable to Kaydon, Parent and Purchaser that may be different from those which are applicable to Kaydon’s stockholders. Additionally, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Kaydon’s or Purchaser’s public disclosures. Accordingly, such representations and warranties in the Merger Agreement may not constitute the actual state of facts about Kaydon, Parent or Purchaser. Except for the rights of Kaydon’s stockholders to receive the Per Share Merger Consideration and for the rights of the holders of Company Options to receive the consideration specified in the Merger Agreement, in each case in accordance with the terms of the Merger Agreement, stockholders and holders of Company Options are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Kaydon, Parent or Purchaser or any of their respective subsidiaries or affiliates.

In the Merger Agreement, Kaydon has made customary representations and warranties to Parent with respect to, among other things:

•	corporate matters related to Kaydon and its subsidiaries, such as organization, standing, qualification, power and authority;

•	its and its subsidiaries’ capital structure and equity interests in other persons;

•	authority relating to the Merger Agreement and the transactions contemplated thereby and required approvals;

•	validity of the Merger Agreement;

•	governmental filings and certain other governmental and other third-party consents and approvals, and no violations of organizational or governance documents;

•	its and its subsidiaries permits and licenses;

•	its and its subsidiaries compliance with laws, including the Foreign Corrupt Practices Act of 1977;

•	its SEC filings;

•	its financial statements;

•	its compliance with the Sarbanes-Oxley Act, the Securities Act, the Exchange Act, and the rules and regulations of the NYSE;

•	its disclosure controls and procedures;

•	the (i) accuracy and completeness of the documents to be filed by Kaydon with the SEC or required to be distributed or otherwise disseminated to Kaydon’s stockholders in connection with the Offer, including the Schedule 14D-9, and (ii) the accuracy and completeness of information furnished to Parent or Purchaser specifically for use in the Schedule TO and the documents attached thereto as exhibits thereof (including this Offer to Purchase);

•	the absence of certain changes;

•	the absence of undisclosed liabilities;

•	the absence of litigation;

•	employee benefit plans, ERISA matters and certain related matters;

•	labor matters;

•	intellectual property;

•	taxes;

•	material contracts;

•	real property;

•	government contracts;

•	environmental matters;

•	customers and suppliers;

•	insurance;

•	opinion of financial advisor;

•	the inapplicability of takeover statutes;

•	required stockholder votes; and

•	brokers and finders.

Some of the representations and warranties in the Merger Agreement made by Kaydon are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, event, effect, occurrence, state of facts or development that, individually or in the aggregate with all other changes, events, effects, developments, occurrences, state of facts or developments, (a) has a material adverse effect on the business, results of operations, assets or financial condition, in each case, of Kaydon and its subsidiaries taken as a whole or (b) prevents, materially impedes or materially delays the consummation of the Transactions. The definition of “Company Material Adverse Effect” excludes from the determination of whether there has been a Company Material Adverse Effect under clause (a) any changes, events, effects, developments, occurrences, state of facts or developments relating to or attributable to:

(i)	any conditions or changes in general economic or political conditions, or in the financial credit or securities markets in general (including changes in interest rates, exchange rates, stock, bond and/or debt prices) in any country or region in which Kaydon or any of its subsidiaries conducts business;

(ii)	any changes, events, effects, occurrences, states of facts or developments that affect the industries in which Kaydon or any of its subsidiaries operate;

(iii)	any change in law applicable to Kaydon or any of its subsidiaries or any of their respective properties or assets or changes in the United States generally accepted accounting principles (“GAAP”) or rules and policies of the Public Company Accounting Oversight Board;

(iv)	any natural disasters or acts of war, sabotage or terrorism, or armed hostilities, or any escalation or worsening thereof;

(v)	any changes, in and of themselves, in the market price or trading volume of the Shares, or the failure, in and of itself, of Kaydon to meet internal or published projections, forecasts, budgets or revenue, sales or earnings predictions for any period (in each case, but not the facts or circumstances underlying or contributing to any such change or failure);

(vi)	compliance with the terms of, or the taking of any action required by, the Merger Agreement;

(vii)	the entry into, announcement or pendency of the Merger Agreement, the Offer, the Merger or any other Transaction (including any impact on or disruption in relationships with customers, suppliers, licensors, distributors, employees or other similar relationships);

(viii)	acts or omissions of Kaydon prior to the Effective Time taken pursuant to the Merger Agreement or at the written request of Parent or Purchaser or with the prior written consent of Parent or Purchaser, in each case, in connection with the Transactions or applicable Law;

(ix)	the existence of any litigation, in and of itself (but not the facts or circumstances underlying such litigation), arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to the Merger Agreement or the Transactions;

(x)	any actions, suits, claims, hearings, arbitrations, investigations, or other proceedings relating to the Merger Agreement or the Transactions before any governmental authority; or

(xi)	certain matters set forth in Kaydon’s confidential disclosure letter.

provided, however, that the exceptions in clauses (i), (ii), (iii) and (iv) shall only apply to the extent such change, event, effect, development, occurrence, state of facts or development does not disproportionately affect Kaydon or its subsidiaries relative to other persons in the industries in which Kaydon and its subsidiaries operate.

In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to Kaydon with respect to:

•	corporate matters related to Parent and Purchaser, such as organization, standing, qualification, power and authority;

•	authority relating to the Merger Agreement and the Transactions and required approvals;

•	validity of the Merger Agreement;

•	governmental filings and certain other governmental and other third party consents and approvals, and no violations of organizational or governance documents;

•	the absence of litigation;

•	the absence of certain agreements;

•	the accuracy and completeness of information furnished to Kaydon, specifically for inclusion in documents filed by Kaydon with the SEC or required to be distributed or otherwise disseminated to Kaydon’s stockholders in connection with the Offer, including the Schedule 14D-9;

•	capital structure of Purchaser;

•	brokers and finders;

•	inapplicability of a vote of the stockholders of the sole stockholder of Parent;

•	no “interested stockholder” status under the DGCL for Parent or Purchaser during the last three years;

•	no “beneficial ownership” by Parent of Kaydon securities;

•	funds sufficient to consummate the Transactions;

•	the Guaranty (as defined below);

•	financial statements of the sole stockholder of Parent.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect”. For purposes of the Merger Agreement, a “Parent

Material Adverse Effect” means any change, event, effect, development, occurrence, state of facts or development that is materially adverse to the business, results of operations, properties, assets, liabilities or financial condition of Parent and its subsidiaries, taken as a whole which, individually or in the aggregate, would reasonably be expected to prevent or materially delay or impair the ability of Parent to consummate the Offer, the Merger and the other Transactions.

None of the representations or warranties contained in the Merger Agreement survive the consummation of the Merger or the termination of the Merger Agreement.

Conduct of Business by Kaydon Pending the Merger. Except as permitted by the terms of the Merger Agreement, as set forth in Kaydon’s confidential disclosure letter delivered pursuant to the Merger Agreement, as required by applicable law, or unless Parent has otherwise consented in writing, Kaydon agrees that, from the date of the Merger Agreement until the Offer Closing, Kaydon and its subsidiaries will conduct their respective businesses in the ordinary course of business consistent with past practice and Kaydon shall use its reasonable best efforts to maintain its current relationships with its material suppliers, manufacturers, distributors, customers, key executive officers and other key employees.

Without limiting the generality of the foregoing except as permitted by the terms of the Merger Agreement, as set forth in Kaydon’s confidential disclosure letter delivered pursuant to the Merger Agreement, as required by applicable law, or unless Parent has otherwise consented in writing, Kaydon shall not, and shall not permit any of its subsidiaries to:

•	amend or otherwise change its certificate of incorporation or bylaws or similar organizational documents of any of its subsidiaries;

•	issue, sell, pledge, dispose, encumber, grant, confer or award any shares of Kaydon’s or any of its subsidiaries’ capital stock, or any options (excluding any Top-Up Option or Top-Up Shares), warrants, restricted stock units, convertible securities or other rights of any kind to acquire any (or that are valued in reference to) shares of Kaydon’s or its subsidiaries’ capital stock or take any action not otherwise contemplated by the Merger Agreement to cause to be exercisable any otherwise unexercisable Company Option under any existing stock plan (except as otherwise required by the terms of any unexercisable Company Option outstanding as of the date of the Merger Agreement); provided, however, that Kaydon may (i) issue Shares upon the exercise of Company Options outstanding as of the date of the Merger Agreement, (ii) grant awards under individual employment agreements or offer letters executed prior to the date of the Merger Agreement and (iii) issue Top-Up Shares pursuant to the Merger Agreement;

•	(i) declare, authorize, make or pay any dividend or other distribution, whether in cash, stock, property, or otherwise, other than dividends and distributions paid by any direct or indirect wholly owned subsidiary of Kaydon to its parent and other than dividends declared by the board of directors of Kaydon prior to the date of the Merger Agreement, but unpaid as of the date of the Merger Agreement, (ii) adjust, split, combine or reclassify any capital stock, voting securities or other equity interests of Kaydon or any of its subsidiaries or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, voting securities or equity interests of Kaydon or any of its subsidiaries or (iii) purchase, redeem or otherwise acquire any shares of capital stock, voting securities, other equity interests or obligations convertible into or exchangeable for any shares of capital stock, voting securities or other equity interests of Kaydon or any of its subsidiaries or any rights, warrants, calls or options to acquire any such shares of capital stock, voting securities or other equity interests, except for purchases, redemptions or other acquisitions required in connection with the forfeiture, exercise or vesting of any Company Options outstanding as of the date of the Merger Agreement or used after the date of the Merger Agreement in accordance with the Merger Agreement;

•

except as required pursuant to existing written agreements or benefit plans in effect as of the date of the Merger Agreement or as otherwise required by law, (i) increase the compensation or other benefits payable or to become payable to the employees, directors or executive officers of Kaydon or any of its subsidiaries, other than increases in the ordinary course of business consistent with past practice, (ii) grant any severance or termination pay to, or enter into or amend any severance agreement with, any director, officer, employee of Kaydon or any of its subsidiaries other than, in the case of employees who are neither directors nor officers of Kaydon or any of its subsidiaries, granting any severance or termination pay or entering into any severance agreement in the ordinary course of business consistent with past practice, provided, that such pay and agreements are not material, either individually or in the aggregate, (iii) enter into any employment agreement (other than an “at will” agreement that may be terminated by Kaydon without cost or penalty) with any employee or officer of Kaydon or any of its subsidiaries (except to the extent necessary to replace a departing employee) other than, in the case of employees who are neither directors nor officers of Kaydon or any of its subsidiaries, entering into employment agreements with employees who are employed outside the United States in the ordinary course of business consistent with past practice, provided, that such agreements are not material, either individually or in the aggregate, (iv) establish, adopt, enter into, amend or terminate any collective bargaining agreement or other agreement with a union, works council or other labor representative, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers, employees or any of their beneficiaries, (v) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement, (vi) amend or modify any outstanding equity award other than to the extent required by the terms of the Merger Agreement, (vii) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract, arrangement or benefit plan, (viii) accelerate the vesting or payment of any compensation or benefit under any benefit plan, other than to the extent expressly required by the terms of the Merger Agreement or (ix) change any actuarial assumption used to calculate funding obligations with respect to any benefit plan, except to the extent required by applicable law, or change the manner in which contributions to any benefit plan are made or the basis on which such contributions are determined;

•	acquire other companies or organizations, or divisions or assets thereof, other than purchases of inventory or other assets in the ordinary course of business consistent with past practice;

•	other than in the ordinary course of business consistent with past practice (i) sell, lease, license or otherwise encumber or otherwise dispose of or transfer assets with a value in excess of $2,000,000, or (ii) enter into, modify or amend any material lease of real property;

•	except for borrowings under Kaydon’s existing credit facilities, (i) incur or modify the terms of any material indebtedness for borrowed money in excess of $5,000,000 in the aggregate or guarantee any such indebtedness for any person, (ii) make any loans, advances or capital contributions to, or investments in, any other person (other than Kaydon or any of its wholly owned subsidiaries) other than in the ordinary course of business consistent with past practices or (iii) repay, redeem, repurchase or otherwise retire, or otherwise make any payment in respect of, any material indebtedness for borrowed money or any debt securities, or any rights, warrants, calls or options to acquire any debt securities, other than in the ordinary course of business consistent with past practices or as required by their terms in effect on the date of the Merger Agreement;

•	make any capital expenditures which, in the aggregate, are in excess of $2,500,000, except as set forth in the budget forecast delivered to Parent prior to the date of the Merger Agreement with respect to the second half of Kaydon’s 2013 fiscal year;

•	except in the ordinary course of business (i) enter into any agreement that would be considered a material contract as specified in the Merger Agreement (a “Company Material Contract”), (ii) modify any material aspect or material right under any Company Material Contract outside the ordinary course of business or consistent with past practice, (iii) terminate any Company Material Contract or (iv) waive, release, or assign any material rights or claims under any Company Material Contract, which if so entered into, modified, terminated, waived, released or assigned would be materially adverse to the business of Kaydon and its subsidiaries, taken as a whole;

•	except as required by GAAP or applicable laws, make any change in accounting methods, principles or practices;

•	adopt a plan of liquidation, dissolution, restructuring, recapitalization or other reorganization;

•	make or change any material tax elections, settle or compromise any material tax liability of Kaydon or any subsidiaries, make any material change in any method of tax or financial accounting, file any amendment to an income or other material tax return, waive or extend any statute of limitations in respect of taxes except as required by law, fail to promptly notify Parent of any audit, examination, investigation, written claim or other proceedings by any taxing authority that arises prior to the Effective Time and involves a material amount of taxes; or

•	authorize, commit, resolve or enter into any agreement to do any of the things described in the preceding bullet points.

Access to Information; Confidentiality. Until the Effective Time, and subject to applicable law, applicable contractual restrictions and certain confidentiality obligations, Kaydon agrees to provide Parent and Parent’s authorized representatives with reasonable access during normal business hours to Kaydon’s and its subsidiaries’ properties, books, contracts, records, agreements and directors, managers, officers, representatives and other information as may be reasonably requested.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for certain indemnification rights in favor of Kaydon’s and its subsidiaries’ current and former directors, officers or employees. Specifically, Parent and Purchaser agree that all rights to exculpation and indemnification from liabilities and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time existing in favor of any individual as of the date of the Merger Agreement who was then or had been at any time prior to such date, or who becomes prior to the Effective Time, a director, officer or employee of Kaydon or any of its subsidiaries, and any indemnification agreements with any such individuals, will survive the Transactions and will continue in full force and effect in accordance with their terms, and will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time.

The Merger Agreement also provides for certain insurance rights in favor of Kaydon’s former directors and officers. Prior to the Effective Time, Kaydon shall, or, if Kaydon is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, purchase a 6-year “tail” prepaid directors’ and officers’ liability insurance policy in respect of acts or omissions occurring at or prior to the Effective Time covering each such current and former director and officer. If Kaydon or the Surviving Corporation for any reason fails to obtain such “tail” insurance policy prior to the Effective Time, Parent shall or shall cause Surviving Corporation to maintain the existing officers’ and directors’ liability insurance policies maintained by Kaydon as of the date of the Merger Agreement (or substitute policies with at least the same coverage and amounts that are not less advantageous) for a period of 6 years from the Effective Time; provided, that Parent and the Surviving Corporation will not be required to expend annually in the aggregate an amount in excess of 300% of the last annual premium paid by Kaydon for such insurance prior to the date of the Merger Agreement in respect of such coverage.

If Parent or the Surviving Corporation or any of their respective successors or assigns consolidates or merges into any other entity in which it is not the surviving entity or transfers all or substantially all of its properties and assets, then such successors and assigns of Parent or the Surviving Corporation, or at Parent’s option, Parent, shall assume all of the obligations summarized in this Section (“Directors’ and Officers’ Indemnification and Insurance”).

The obligations summarized in this Section (“Directors’ and Officers’ Indemnification and Insurance”) shall survive the consummation of the Merger. The persons covered by the provisions of the Merger Agreement described in this Section (“Directors’ and Officers’ Indemnification and Insurance”) are intended third party beneficiaries with respect to such provisions.

Appropriate Action; Consent; Filings. Subject to the limitations set forth in this Section (“Appropriate Action; Consent; Filings”), each of the parties to the Merger Agreement has agreed to use its reasonable best efforts to consummate and make effective the Transactions, including (i) obtaining actions or nonactions, consents and approvals from governmental authorities or other persons necessary in connection with the consummation of the Transactions, and making all necessary registrations and filings (including filings with governmental authorities, if any) and taking all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any governmental authority or other persons necessary in connection with the consummation of the Transactions, (ii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Transactions performed or consummated by such party in accordance with the terms of the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental authority vacated or reversed and (iii) executing and delivering any additional instruments necessary to consummate the Transactions to be performed or consummated by such party in accordance with the terms of the Merger Agreement and to carry out fully the purposes of the Merger Agreement.

With respect to certain regulatory matters, and without limiting the provisions described above in this Section (“Appropriate Action; Consent; Filings”):

•	Kaydon and Parent shall prepare and file (i) the notification and report forms required to be filed under the HSR Act within 2 business days following the date of the Merger Agreement, (ii) the notification to the Department of State Directorate of Defense Trade Controls required to be filed pursuant to 22 C.F.R. Part 122.4(b) of the International Traffic in Arms Regulations (the “ITAR Notice”) within 10 days following the date of the Merger Agreement, and (iii) a draft, but incomplete, CFIUS Notice prepared by the parties and pre-filed with CFIUS within 2 business days following the date of the Merger Agreement, and then within 10 days following the date of the Merger Agreement, the filing of a CFIUS Notice and the provision to CFIUS of any additional or supplemental information requested by CFIUS or its member agencies during the CFIUS review (and, if applicable, investigation).

•	Kaydon and Parent shall prepare and file any notification or other document required to be filed under any applicable foreign antitrust or competition-related law of the applicable jurisdictions set forth in Kaydon’s confidential disclosure letter in connection with Transactions within 5 business days following the date of the Merger Agreement.

Parent and Kaydon will comply at the earliest practicable time, and in any event no later than required by the governmental authority, with any request for additional information, documents or other materials received by it from any governmental authorities with respect to CFIUS Notice or ITAR Notice and will cooperate with the other parties hereto in connection with CFIUS Filing and ITAR Notice. Parent and Kaydon will each use its best efforts to promptly inform the other parties of any oral communication with, and to the extent they do not contain confidential information unrelated to the Transactions, provide copies of written communications with, any governmental authority regarding any such filings. Without the consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned), no party will independently participate in any scheduled meeting or teleconference with any governmental authority in respect of such filings, investigation or other inquiry without giving the other party prior notice of the meeting and, to the extent permitted by such governmental authority, the opportunity to attend and participate in such meeting. Neither Parent nor Kaydon shall withdraw the CFIUS Filing or ITAR Notice or take any other step that has the effect of suspending, extending or terminating any applicable waiting period, nor shall Parent or Kaydon enter into any agreement with a governmental authority not to consummate (or regarding the timing of consummation of) the Transactions, without the prior written consent of the other party.

Notwithstanding anything to the contrary contained in this Section (“Appropriate Action; Consent; Filings”), Parent shall take or cause Purchaser to take any and all action necessary, including but not limited to (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of Kaydon or Parent or their respective subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of Kaydon or Parent or their respective subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of Kaydon or Parent or their respective subsidiaries or (v) effectuating any other change or restructuring of Kaydon or Parent or their respective subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any governmental authority in connection with any of the foregoing and in the case of actions by or with respect to Kaydon or its subsidiaries or its or their businesses or assets; by consenting to such action by Kaydon and provided, that any such action may, at the discretion of Kaydon, be conditioned upon consummation of the Offer or the Merger) (each a “Divestiture Action”) to ensure that no Governmental Entity enters any order, decision, judgment, decree, ruling, injunction, or establishes any law, rule, regulation or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Offer or the Merger, or to ensure that no governmental authority with the authority to clear, authorize or otherwise approve the consummation of the Offer or the Merger, fails to do so by the Termination Date. In the event that any action is threatened or instituted challenging the Offer or the Merger as violative of any Antitrust Law or Exon-Florio or with respect to CFIUS, Parent shall take all action necessary, including but not limited to any Divestiture Action to avoid or resolve such action. Notwithstanding anything contained in the Merger Agreement, Parent shall not be required under any circumstance to propose, negotiate, commit to or undertake any Divestiture Acton that would result in a material adverse effect on the combined businesses of SKF USA Inc. (and its subsidiaries) and Kaydon (and its subsidiaries), taken as a whole. In the event that any permanent or preliminary injunction or other order is threatened or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the Transactions in accordance with the terms of the Merger Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the Transactions, Parent shall use its reasonable best efforts to take promptly any and all steps necessary to avoid or prevent such injunction or order so as to permit such consummation prior to the Termination Date. Kaydon reasonably shall cooperate with Parent and shall use its reasonable best efforts to assist Parent in resisting and reducing any Divestiture Action and any threatened or reasonably foreseeable permanent or preliminary injunction or other order.

Each of Parent and Kaydon agreed to (i) furnish to the other parties such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and (ii) cooperate in responding to any inquiry from a governmental authority, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a governmental authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any governmental authority with respect to the Merger Agreement.

Public Announcements. The parties shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or otherwise making any public statements with respect to the Merger Agreement or the Transactions, and none of the parties shall issue any such press release or make any public statement prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that each party may issue any such press release or make such public announcement it believes in good faith is required to be made by applicable law, order or applicable stock exchange rule or any listing agreement of any party hereto; provided, further, that the party seeking to issue or cause the publication of any press release with respect to the Merger Agreement or the Transactions shall not be required to provide to the other party an opportunity to review or comment on any disclosure relating to any Superior Proposal (defined below) or Adverse Recommendation Change (defined below). The initial press release issued with respect to the Transactions was in the form agreed to by the parties.

Employee Matters. As of the Effective Time, Parent shall assume and honor, or cause the Surviving Corporation to assume and honor, the collective bargaining agreements covering Kaydon’s employees in the United States to which it is a party. Parent agreed that, for the period beginning at the Effective Time and continuing for one year thereafter, it shall provide or shall cause the Surviving Corporation to provide to employees of Kaydon and any of its subsidiaries whose terms and conditions of employment are not governed by any collective bargaining agreement (the “Non-Union Company Employees”) a base salary or wage rate at least equal to the base salary or wage rate of such employees in effect as of immediately prior to the Effective Time and compensation and benefits (excluding equity-based compensation and benefits provided under any defined benefit pension plan) that are, in the aggregate for all such employees as a group, no less favorable than the compensation and benefits being provided to Non-Union Company Employees immediately prior to the Effective Time. Parent shall pay or shall cause the Surviving Corporation to pay to each Kaydon employee who is otherwise entitled to an annual cash bonus (or, if applicable, pro rata bonus) for the 2013 bonus year an annual cash bonus for the 2013 bonus year at the time such annual cash bonus would otherwise be paid in the ordinary course of business in accordance with the terms of the applicable Company Benefit Plan, at a level based on Kaydon’s or the applicable business unit’s full year performance, as established and calculated by Kaydon for financial statement purposes as of June 29, 2013; provided, that any Kaydon employee whose employment with Kaydon, Parent or their affiliates is terminated following the Effective Time but prior to December 31, 2013 without “Cause” (within the meaning of the Company’s Severance Plan as in effect immediately before the date hereof) shall receive an annual cash bonus, prorated based on the number of full months employed during the 2013 bonus year, no later than the 2nd payroll period after the date of such termination (except to the extent that the receipt of such pro-rated bonus would duplicate benefits such Kaydon employee is otherwise entitled to pursuant to another severance plan or agreement), and except as otherwise provided under any applicable Company Benefit Plan any Kaydon employee who resigns or is terminated by Kaydon for “Cause” prior to December 31, 2013 shall not be entitled to receive any bonus payment.

With respect to any compensation and benefit plans and programs of Parent or the Surviving Corporation or any subsidiary of Parent or the Surviving Corporation (other than any defined benefit pension plans), Parent agrees to, and agrees to cause the Surviving Corporation or any subsidiary of Parent or the Surviving Corporation to, give Kaydon’s and its subsidiaries’ employees who remain employed with the Surviving Corporation credit for their years of service with Kaydon and its subsidiaries for purposes of eligibility, vesting and level of benefits, including for vacation and other paid time off and severance (except to the extent such service credit will result in the duplication of benefits).

The Merger Agreement provides that nothing in the provisions described in this paragraph shall be construed to confer any rights and remedies on any employee of Kaydon or its subsidiaries, to limit the ability of Parent or the Surviving Corporation to terminate the employment or other service relationship of any such employee at any time, or to amend or terminate any benefit plan to the extent permitted by applicable laws and/or the benefit plans.

Prior to the Effective Time, Kaydon shall take all actions necessary to (i) effectuate the cancellation of Options in accordance with the terms and conditions of the Merger Agreement and (ii) ensure that following the Effective Time, no holder (or former holder) of Company Options, or any participant (or former participant) in any benefit plan of Kaydon, shall have any right thereunder to acquire any shares of capital stock or voting securities of, or other equity interests (including “phantom” stock or stock appreciation rights) in, Kaydon, the Surviving Corporation or any of their respective subsidiaries.

Go-Shop; Non-Solicitation; Acquisition Proposals. During the period commencing on the date of the Merger Agreement and ending at 11:59 p.m. (New York City time) on the 40th day following the date of the Merger Agreement (the “Go-Shop Period”), Kaydon and its representatives and subsidiaries shall be permitted to (i) solicit, initiate, encourage, induce and facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Competing Proposal, (ii) grant a waiver substantially in the form attached to the Merger Agreement as Exhibit A thereto or terminate any “standstill” or similar obligation of any third party with respect to Kaydon or any of its subsidiaries to allow such third party to submit a Competing Proposal (defined below) in compliance with the requirements described in this Section (“Go-Shop; Non-Solicitation; Acquisition Proposals”) and (iii) engage in discussions and negotiations with, and furnish non-public information relating to Kaydon and its subsidiaries and afford access to the books and records of Kaydon and its subsidiaries to any third party in connection with a Competing Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Competing Proposal; provided, that prior to furnishing such information or affording such access, Kaydon has entered into an acceptable confidentiality agreement (the “Acceptable Confidentiality Agreement”) with such third party and has previously provided or made available (or substantially concurrently provides or makes available) such information to Parent. Notwithstanding anything described in this Section (“Go-Shop; Non-Solicitation; Acquisition Proposals”) to the contrary, Kaydon shall not, and shall not permit its subsidiaries to, reimburse or agree to reimburse the expenses of any third party (other than Kaydon’s representatives) in connection with a Competing Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Competing Proposal.

Except as permitted by this Section (“Go-Shop; Non-Solicitation; Acquisition Proposals”) and except with an Excluded Party (defined below) (for so long as such person is an Excluded Party), from and after the expiration of the Go-Shop Period (i) Kaydon shall, and shall cause each of its directors, officers, representatives and subsidiaries to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any third party relating to a Competing Proposal and (ii) Kaydon shall request that each third party that has previously executed a confidentiality or similar agreement in connection with its consideration of a Competing Proposal promptly return to Kaydon or destroy any non-public information previously furnished or made available to such third party or any of its representatives by or on behalf of Kaydon or its representatives in accordance with the terms of the Acceptable Confidentiality Agreement in place with such third party.

Kaydon shall within 1 business day following the expiration of the Go-Shop Period: (i) deliver to Parent a written notice setting forth: (a) the identity of each Excluded Party and (b) the material terms and conditions of the pending Competing Proposal made by such Excluded Party (it being understood that price per share shall be considered a material term of any such pending Competing Proposal) and (ii) deliver to Parent unredacted copies of all proposed transaction documents received by Kaydon or any of its representatives from any such Excluded Party or its representatives, including any financing commitments (including redacted fee letters) related thereto. In addition, from and after the expiration of the Go-Shop Period, Kaydon shall, as promptly as reasonably practicable, and in any event within 1 business day of receipt by Kaydon or any of its representatives of any Competing Proposal or any inquiry or request that could reasonably be expected to lead to any Competing Proposal, (i) deliver to Parent a written notice setting forth: (a) the identity of the third party making such Competing Proposal, inquiry or request and (b) the material terms and conditions of any such Competing Proposal (it being understood that price per share shall be considered a material term of any such Competing Proposal); and (ii) deliver to Parent unredacted copies of all proposed transaction documents received by Kaydon or any of its representatives from any such third party or its representatives relating to any such Competing Proposal, including any financing commitments (including redacted fee letters) related thereto. Kaydon shall keep Parent reasonably informed of any material amendment or modification of any such Competing Proposal, inquiry or request on a reasonably prompt basis, and in any event within 2 business days thereof.

Except as expressly permitted by the Merger Agreement, Kaydon shall not, shall cause its directors, officers and subsidiaries not to, and shall cause each of its representatives and its subsidiaries’ representatives not to, from the expiration of the Go-Shop Period until the earlier of the Effective Time or the date, if any, on which the Merger Agreement is terminated in accordance with its terms, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry by, discussion with, or offer or request from any third party that constitutes, or could reasonably be expected to lead to, a Competing Proposal, (ii) engage in any discussions or negotiations with (other than to state they are not permitted to engage in discussions or negotiations), or furnish any non- public information relating to Kaydon or any of its subsidiaries to, or afford access to the books or records of Kaydon or its subsidiaries to, any third party that, to the knowledge of Kaydon, is seeking to make, or has made, a Competing Proposal, or (iii) approve, endorse, recommend or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than an Acceptable Confidentiality Agreement) with respect to any Competing Proposal (an “Alternative Acquisition Agreement”).

At any time after the expiration of the Go-Shop Period and prior to the Offer Closing, Kaydon or its board of directors, directly or indirectly through its representatives, may (i) furnish nonpublic information to any third party making a Competing Proposal (provided, however, that prior to so furnishing such information, Kaydon has entered into an Acceptable Confidentiality Agreement with such third party and previously provided such information to Parent) and (ii) engage in discussions or negotiations with such third party with respect to the Competing Proposal, in each case if: (a) such third party has submitted a bona fide written Competing Proposal that did not result from a material breach the Merger Agreement and that the board of directors of Kaydon, or any duly authorized committee thereof, determines in good faith, after consultation with its financial and legal advisors, constitutes, or could reasonably be expected to lead to, a Superior Proposal and (b) the board of directors of Kaydon, or any duly authorized committee thereof, determines in good faith, after consultation with legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law. Notwithstanding anything to the contrary contained in this Section (“Go Shop; Non-Solicitation; Acquisition Proposals”), prior to the Offer Closing, Kaydon shall be permitted to take the actions in the 1st and 4th paragraphs in this Section (“Go Shop; Non-Solicitation; Acquisition Proposals”) (other than clause (iii) of the 4th paragraph except to the extent effected in accordance with the Merger Agreement) and clauses (i) and (ii) of this paragraph with respect to any Excluded Party for so long as such person is an Excluded Party and the restrictions in the 4th paragraph of this Section (“Go Shop; Non-Solicitation; Acquisition Proposals”) (other than in clause (iii) hereof, except to the extent effected in accordance with the Merger Agreement) shall not apply with respect thereto.

Except as expressly permitted by this paragraph, neither the board of directors of Kaydon nor any committee thereof shall (i) withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify, in a manner adverse to Parent or Purchaser, the Company Recommendation or fail to include the Company Recommendation in the Schedule 14D-9; (ii) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Competing Proposal (any of the actions described in the preceding clauses (i) and (ii) an “Adverse Recommendation Change”); or (iii) cause or permit Kaydon or any of its subsidiaries to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in the Merger Agreement, at any time prior to the Offer Closing, the board of directors of Kaydon shall be permitted (i) to terminate the Merger Agreement pursuant to its terms to enter into a definitive agreement with respect to a Superior Proposal that did not result from a material breach of the Merger Agreement, subject to compliance with the terms and conditions of the Merger Agreement, if the board of directors of Kaydon (a) has received a Competing Proposal that, in the good faith determination of the board of directors of Kaydon, constitutes, a Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by Parent and Purchaser pursuant to the Merger Agreement, and (b) determines in good faith, after consultation with its legal advisors, that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law, or (ii) to effect an Adverse Recommendation Change described in clause (i) of such definition, solely as a result of an Intervening Event, if the board of directors of Kaydon determines in good faith, after consultation with its legal advisors, that failure to make an Adverse Recommendation Change would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law.

Kaydon shall not be entitled to effect an Adverse Recommendation Change or to terminate the Merger Agreement with respect to a Superior Proposal unless (i) Kaydon has provided prior written notice at least 3 full business days in advance (and does not take action until after 12:01 a.m. on the day following such 3rd full business day) (a “Notice of Superior Proposal”) to Parent and Purchaser that Kaydon intends to take such action and describing the material terms and conditions of the Superior Proposal that is the basis of such action (including the identity of the third party and unredacted copies of all proposed transaction documents, including any financing commitments and redacted fee letters related thereto), (ii) during the 3 business day period following Parent’s and Purchaser’s receipt of the Notice of Superior Proposal, Kaydon shall, and shall cause its representatives to, negotiate with Parent and Purchaser in good faith (to the extent Parent and Purchaser desire to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that such Superior Proposal ceases to constitute a Superior Proposal, (iii) following the end of the 3 business day period, the board of directors of Kaydon shall have determined in good faith, after consultation with its legal and financial advisors and taking into account any changes to the Merger Agreement proposed in writing by Parent and Purchaser in response to the Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of

Superior Proposal continues to constitute a Superior Proposal and (iv) in the event of any material amendment to the financial terms or any other material amendment of such Superior Proposal, a new Notice of Superior Proposal shall have been provided by Kaydon to Parent and Kaydon shall be required to comply again with the requirements of this paragraph, except that references to the 3 business day period above shall be deemed to be references to a 2 business day period; provided, that any purported termination of the Merger Agreement in connection with a Superior Proposal shall be void and of no force or effect unless Kaydon pays Parent the Termination Fee prior to or concurrently with such termination.

The Merger Agreement provides that nothing contained in the provisions described in this Section (“Go-Shop; Non-Solicitation; Acquisition Proposals”) is deemed to prohibit Kaydon or its board from (i) taking and disclosing to Kaydon’s stockholders a position with respect to a tender or exchange offer by a Third Party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act (or any similar communication to Kaydon’s stockholders), or (ii) making any “stop, look and listen” communication to Kaydon’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to Kaydon’s stockholders) if the board of directors of Kaydon has determined in good faith, after consultation with legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law; provided, however, that any permitted disclosures as described in this paragraph shall not be a basis, in themselves, for Parent to terminate the Merger Agreement on the basis that the board of directors of Kaydon has effected an Adverse Recommendation Change, failed to publicly reaffirm the Company Recommendation within 7 business days of receipt of a written request by Parent to provide such reaffirmation following a publicly known Competing Proposal, or entered into an Alternative Acquisition Agreement.

From the date of the Merger Agreement until the end of the Go-Shop Period, Kaydon shall be permitted to grant a Standstill Waiver with respect to Kaydon or any of its subsidiaries in compliance with this Section (“Go-Shop; Non-Solicitation; Acquisition Proposals”). After the expiration of the Go-Shop Period, Kaydon shall not grant any waiver or release under any “standstill” or similar obligation with respect to Kaydon or any of its subsidiaries; provided, however, at any time prior to the Offer Closing, the board of directors of Kaydon may grant a waiver or release under any standstill agreement with respect to Kaydon or any of its subsidiaries if the board of directors of Kaydon, or any duly authorized committee thereof, determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be reasonably likely to be inconsistent with result in a breach of the directors’ fiduciary duties under applicable law. Except as contemplated by this Section (“Go-Shop; Non-Solicitation; Acquisition Proposals”), Kaydon shall use its reasonable best efforts to enforce, and shall not release or permit the release of any third party from, or amend, waive, terminate or modify, and shall not permit the amendment, waiver, termination or modification of, any provision of, any confidentiality or similar agreement to which Kaydon or any of its subsidiaries is a party or under which Kaydon or any of its subsidiaries has any rights. Kaydon shall not, and shall not permit any of its representatives to, enter into any confidentiality agreement subsequent to the date of the Merger Agreement which prohibits Kaydon from providing to Parent the information specifically required to be provided to Parent pursuant to this Section (“Go-Shop; Non-Solicitation; Acquisition Proposals”).

For purposes of the Merger Agreement:

“Company Recommendation” means the recommendation of the board of directors of Kaydon that the stockholders of Kaydon accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

“Competing Proposal” means, other than the Transactions, any bona fide written proposal or offer (other than a proposal or offer by Parent, Purchaser or any of its subsidiaries), including any amendments, adjustments, changes, revisions and supplements thereto, from a third party relating to (i) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving Kaydon or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Kaydon as determined on a book-value basis,

(ii) the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) by any third party of 15% or more of the assets of Kaydon and its subsidiaries, taken as a whole as determined on a book-value basis, (iii) the acquisition in any manner, directly or indirectly, by any third party of 15% or more of the issued and outstanding Shares or (iv) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any third party beneficially owning 15% or more of the Shares or any class of equity or voting securities of Kaydon or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Kaydon as determined on a book-value basis.

“Excluded Party” means any person, group of persons or group that includes any person (so long as such person and the other members of such group, if any, who were members of such group immediately prior to the expiration of the Go-Shop Period constitute at least 50% of the equity financing (measured by vote and value) such group at all times following the expiration of the Go-Shop Period and prior to the termination of the Merger Agreement) from which Kaydon received during the Go-Shop Period a written Competing Proposal that: (a) remains pending as of, and shall not have been withdrawn prior to, the expiration of the Go-Shop Period; and (b) the board of directors of Kaydon determines in good faith during the 1 business day period commencing upon the expiration of the Go-Shop Period, after consultation with the Kaydon’s financial and legal advisors, constitutes or could reasonably be expected to lead to a Superior Proposal; provided, however, that a person that is an Excluded Party shall cease to be an Excluded Party upon the withdrawal, termination or expiration of such Competing Proposal (as it may be amended, adjusted, changed, revised, extended and supplemented).

“Superior Proposal” means a written Competing Proposal (with all percentages in the definition of Competing Proposal increased to 50%) made by a third party on terms that the board of directors of Kaydon determines in good faith, after consultation with Kaydon’s financial and legal advisors is more favorable to Kaydon’s stockholders from a financial point of view than the terms of the Offer or the Merger (after giving effect to all adjustments to the terms thereof which may be offered by Parent in writing).

Termination. The Merger Agreement may be terminated at any time prior to the Effective Time as follows:

•	by mutual written consent of each of Parent and Kaydon;

•	by either Parent or Kaydon, if:

•	the Offer Closing shall not have occurred on or before January 3, 2014, (the “Termination Date”) or the Offer is terminated or withdrawn pursuant to its terms and the terms of the Merger Agreement without any Shares being purchased thereunder; provided, however, that the right to terminate the Merger Agreement for the foregoing reason shall not be available to a party whose failure to fulfill in any material respect its obligations under the Merger Agreement has been the cause of, or resulted in such events; or

•	(i) a law shall have been enacted, entered or promulgated prohibiting or making illegal the consummation of the Offer or the Merger on the terms contemplated by the Merger Agreement or (ii) any governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the Transactions, and such order or other action shall have become final and non-appealable; provided, however, that the right to terminate the Merger Agreement under clause (ii) of this bullet point shall not be available to a party if the issuance of such final, non-appealable order was primarily due to the failure of such party, and in the case of Parent, including the failure of Purchaser, to perform any of its obligations under the Merger Agreement;

•	by Kaydon if:

•

Parent or Purchaser shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform cannot be cured on or before the Termination Date or, if curable, is not cured by Parent within (i) 15 days of receipt by Parent of written notice of such breach or failure or (ii) any shorter period of time that remains between the date Kaydon provides written notice of such breach and the Termination Date; provided, however, that Kaydon shall not have the foregoing termination right if the Offer Closing shall have occurred; it being acknowledged and agreed by the parties that any termination by Kaydon pursuant to this bullet point shall not constitute an Adverse Recommendation Change;

•	prior to the Offer Closing (i) the board of directors of Kaydon has determined to enter into a definitive agreement with respect to a Superior Proposal to the extent permitted by, and subject to the terms and conditions described above in the Section “Acquisition Proposals” and (ii) concurrently with such termination, Kaydon pays to Parent the fee specified below in the Section “Termination Fees”; or

•	Purchaser shall have failed to commence the Offer on or prior to the date provided in the Merger Agreement or consummate the Offer in accordance with the Merger Agreement; provided, however, that Kaydon shall not be permitted to terminate the Merger Agreement for the foregoing reason if Purchaser’s failure to commence the Offer is primarily due to Kaydon’s material breach of the Merger Agreement;

•	by Parent, if:

•	(i) Kaydon shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform (a) would result in a failure of certain Offer Conditions to be met and (b) cannot be cured on or before the Termination Date or, if curable, is not cured by Kaydon within (x) 15 days of receipt by Kaydon of written notice of such breach or failure or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the Termination Date or (ii) a Company Material Adverse Effect occurs or exists such that any Offer Condition becomes incapable of being met; provided, however, that Parent shall not have such right to terminate the Merger Agreement if the Offer Closing shall have occurred;

•	Kaydon shall have materially breached the terms and conditions set forth above in the Section “Go-Shop; Non-Solicitation; Acquisition Proposals”; provided, however, that Parent shall not have the right to terminate the Merger Agreement for this reason if the Offer Closing shall have occurred; or

•	(i) the board of directors of Kaydon shall have effected an Adverse Recommendation Change or shall have failed to publicly reaffirm the Company Recommendation within 7 business days of receipt of a written request by Parent to provide such reaffirmation following the public announcement of a Competing Proposal (provided, however, that such 7 business day period shall be extended for an additional 5 business days following any material modification to such Competing Proposal occurring after receipt of Parent’s written request and such reaffirmation may include such additional disclosures as the board of directors of Kaydon determines, in good faith, after consultation with legal counsel would reasonably be necessary to satisfy the fiduciary duties of the board of directors of Kaydon or comply with applicable law) or (ii) Kaydon enters into an Alternative Acquisition Agreement; provided, however, that Parent shall not have the right to terminate the Merger Agreement for the foregoing reasons if the Offer Closing shall have occurred.

Effect of Termination. If the Merger Agreement is terminated and the Merger abandoned as described in the above Section (“Termination”), written notice thereof shall be given to the other parties specifying the provisions of the Merger Agreement pursuant to which the termination is made and the basis thereof, and the Merger Agreement shall become null and void and of no effect with no liability to any person on the part of any party to the Merger Agreement (or any of its representatives), subject to certain exceptions specified in the Merger Agreement, including, without limitation, the applicable remedies described below in the Section “Termination Fees” and the Confidentiality Agreement (as described below in the section “Confidentiality Agreement”), which will survive termination of the Merger Agreement in accordance with their terms.

Termination Fees.

Kaydon shall pay, or cause to be paid, to Parent the Termination Fee, if the Merger Agreement is terminated:

•	(i) (a) either by Parent or Kaydon because the Offer Closing has not occurred before the Termination Date or the Offer is terminated or withdrawn pursuant to its terms and the terms of the Merger Agreement without any Shares being purchased thereunder or (b) by Parent because of an uncured material breach of Kaydon’s representations, warranties, covenants or other agreements set forth in the Merger Agreement and (ii) (a) a Competing Proposal has been made to Kaydon after the date of the Merger Agreement and has been publicly made or publicly disclosed and such Competing Proposal has not been withdrawn prior to the termination of the Merger Agreement, and (b) within 12 months of the termination of the Merger Agreement, Kaydon (x) enters into a definitive agreement for the consummation of a Competing Proposal (regardless of when such Competing Proposal was initially made) and such Competing Proposal is subsequently consummated (regardless of whether such consummation occurs within the 12 month period) or (y) consummates a Competing Proposal (regardless of when such Competing Proposal was made) (provided, however, that, for purposes of this bullet point, the references to “15%” in the definition of Competing Proposal shall be deemed to be references to “50%”);

•	by Kaydon because prior to the Offer Closing the board of directors of Kaydon has determined to enter into a definitive agreement with respect to a Superior Proposal to the extent permitted by, and subject to the terms and conditions described above in the Section “Go-Shop; Non-Solicitation; Acquisition Proposals;”

•	by Parent because Kaydon has materially breached the terms and conditions described above in the Section “Go-Shop; Non-Solicitation; Acquisition Proposals;” or

•	by Parent because the board of directors of Kaydon has effected an Adverse Recommendation Change, failed to publicly reaffirm the Company Recommendation within 7 business days of receipt of a written request by Parent to provide such reaffirmation following a publicly known Competing Proposal, or entered into an Alternative Acquisition Agreement.

For purposes of the Merger Agreement, “Termination Fee” means an amount equal to $34,000,000, except that if the Merger Agreement is terminated by Kaydon pursuant to the second bullet point of this Section (“Termination Fees”) prior to the expiration of the Go-Shop Period or within the 10 day period thereafter, in connection with a Competing Proposal from, or an Alternative Acquisition Agreement with, an Excluded Party, the Termination Fee shall be an amount equal to $17,000,000; provided, however, that any payment of expenses by Kaydon (as described below) shall be off-set against, and shall reduce on a dollar-for-dollar basis, any applicable Termination Fee.

Kaydon has agreed to pay Parent or its designees all of the out-of-pocket third-party fees and expenses incurred by Parent, Purchaser and their respective affiliates in connection with the Transactions, (the “Parent Expenses”), up to $5,000,000 in the aggregate, if Kaydon or Parent terminates the Merger Agreement in connection with an uncured material breach of Kaydon’s representations, warranties, covenants or other agreements set forth in the Merger Agreement; provided, that Kaydon shall not be required to pay the Parent Expenses if Parent or Purchaser is in material breach of the Merger Agreement at the time of such termination.

Parent has agreed to pay Kaydon all of the out-of-pocket third-party fees and expenses incurred by Kaydon and its respective affiliates in connection with the Transactions, (the “Company Expenses”), up to $5,000,000 in the aggregate, if Kaydon terminates the Merger Agreement in connection with an uncured material breach of Parent’s or Purchaser’s representations, warranties, covenants or other agreements set forth in the Merger Agreement; provided, that Parent shall not be required to pay the Company Expenses if Kaydon is in material breach of the Merger Agreement at the time of such termination.

Notwithstanding the rights described below in the section “Availability of Specific Performance”, Kaydon and Parent agreed that Parent’s right to receive payment of the Termination Fee as described in this Section (“Termination Fees”) is the sole and exclusive remedy of Parent and Purchaser against Kaydon and its subsidiaries, and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees (the “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform under the Merger Agreement or otherwise, and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions.

The parties to the Merger Agreement acknowledged that the agreements contained in the provisions described in this Section (“Termination Fees”) are an integral part of the Transactions and that, without those provisions, none of the parties would have entered into the Merger Agreement. If either Kaydon or Parent fails to promptly pay any amount due as described in this Section (“Termination Fees”) and the other party commences a suit that results in a judgment against Kaydon or Parent, as the case may be, Kaydon or Parent, as the case may be, shall reimburse the other party for all reasonable, documented out-of-pocket costs and expenses incurred in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable law.

Availability of Specific Performance. The parties to the Merger Agreement agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties to the Merger Agreement do not perform the provisions of the Merger Agreement in accordance with its specified terms or otherwise breach such provisions, and agree that they shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity in any such event and prior to the valid exercise of any termination right by the parties as described above in the Section “Termination Fees.”

Expenses. Pursuant to the Merger Agreement, other than as otherwise described above in the Section “Termination Fees”, all expenses incurred in connection with the Merger Agreement and the Transactions shall be paid by the party incurring such expenses.

Governing Law. The Merger Agreement is governed by the laws of the State of Delaware.

Confidentiality Agreement

On October 16, 2012, SKF USA Inc. and Kaydon entered into a confidentiality agreement (the “Confidentiality Agreement”) in connection with a possible negotiated transaction between the parties and/or their affiliates. Under the Confidentiality Agreement, the parties agreed, subject to certain exceptions, (i) to keep confidential any non-public information, (ii) to certain employee non-solicitation provisions for a period of 18 months from the date of the Confidentiality Agreement and (iii) to certain “standstill” provisions for a period of 18 months from the date of the Confidentiality Agreement. This summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO filed with the SEC, and is incorporated by reference herein.

Guaranty

On September 5, 2013, AB SKF and Kaydon entered into the Guaranty for the benefit of Kaydon, guaranteeing (i) that AB SKF will be bound by the covenants set forth in Article V of the Merger Agreement as if it were a party thereto and (ii) the full and timely payment and performance by Purchaser and Parent of all of their respective covenants, obligations, undertakings, and liabilities for damages and otherwise under the Merger. By its acceptance of the benefits of the Guaranty, Kaydon acknowledged and agreed that recourse against AB SKF under the Guaranty is the sole and exclusive remedy of Kaydon against AB SKF or any person related to AB SKF for claims under the Merger Agreement or the Transactions.

12. Purpose of the Offer; Plans for Kaydon.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Kaydon. The Offer, as the first step in the acquisition of Kaydon, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger immediately following the Offer Closing.

If you sell your Shares in the Offer, you will cease to have any equity interest in Kaydon or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Kaydon. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Kaydon.

Merger Without a Meeting. If the Offer is consummated, we do not anticipate seeking the approval of Kaydon’s remaining public shareholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of Kaydon in accordance with Section 251(h) of the DGCL. Section 253 of the DGCL provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company can effect a short form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, the Merger Agreement provides that if (i) Parent and Kaydon determine that the Merger is ineligible to be effected pursuant to Section 251(h) of the DGCL and Purchaser has not acquired at least 90% of the Shares on a fully-diluted basis in the Offer and (ii) Purchaser is unable to exercise the Top-Up Option pursuant to the terms of the Merger Agreement such that a stockholder vote is required in order to consummate the Merger, then Parent and Purchaser will take such actions as are reasonably necessary (including executing and delivering a written consent with respect to any Shares owned by Parent and/or Purchaser) to effect the required stockholder vote by written consent of the stockholders of Kaydon and to effect the Merger in compliance with applicable law.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, stockholders of Kaydon will have the right to demand appraisal of their Shares under the DGCL. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

Plans for Kaydon. It is expected that, initially following the Merger, the business and operations of Kaydon will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of Kaydon during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Kaydon’s business, operations, capitalization and management with a view to optimizing development of Kaydon’s potential.

To the best knowledge of Purchaser and Parent, except for certain agreements described in the Schedule 14D-9 between Kaydon and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Kaydon, on the one hand, and Parent, Purchaser, AB SKF, any of their affiliates or Kaydon, on the other hand, existed as of the date of this Offer to Purchase, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Kaydon entering into any such agreement, arrangement or understanding.

It is possible that certain members of Kaydon’s current management team will enter into new employment arrangements with the Surviving Corporation after the completion of the Offer and the Merger. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

At the Effective Time, the articles of incorporation of Purchaser and the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the articles of incorporation and the bylaws of the Surviving Corporation until thereafter amended as provided by law and such articles of incorporation and bylaws. The directors of Purchaser at the Effective Time will become the directors of the Surviving Corporation and the officers of Kaydon at the Effective Time will be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — The Merger.”

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer, Plans for Kaydon — Plans for Kaydon,” Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Kaydon or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Kaydon or any of its subsidiaries, (iii) any material change in Kaydon’s capitalization or dividend policy, (iv) any other material change in Kaydon’s corporate structure or business or (v) any material change in the composition of its management or board of directors.

13. Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger immediately following the Offer Closing.

Stock Quotation. The Shares are currently listed on the NYSE. Immediately following the Offer Closing, the Shares will no longer meet the requirements for continued listing on the NYSE because the only stockholder will be Purchaser. The NYSE requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger we intend and will cause Kaydon to delist the Shares from the NYSE.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Immediately following the Offer, the

Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Kaydon to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Kaydon to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Kaydon, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Kaydon and persons holding “restricted securities” of Kaydon to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Kaydon to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If the registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14. Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Kaydon will not, and will not allow its subsidiaries to, declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the capital stock of Kaydon or any subsidiary of Kaydon other than the third quarter dividend that was paid to stockholders of Kaydon on September 9, 2013.

15. Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered shares of Kaydon common stock promptly after the termination or withdrawal of the Offer), pay for any shares of Kaydon common stock tendered pursuant to the Offer unless:

(i) there shall have been validly tendered and not validly withdrawn by the Expiration Date that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) which, when added to the Shares already owned by Parent or any of its subsidiaries, would represent at least a majority of the Shares outstanding on a fully-diluted basis as of the expiration of the Offer (the “Minimum Tender Condition”);

(ii) (a) any applicable waiting period (or any extension thereof) under the HSR Act relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger shall have expired or otherwise been terminated and (b) the affirmative approval or clearance of non-U.S. governmental authorities, if required, under antitrust Laws relating to the purchase of Shares pursuant to the Offer and the consummation of the Merger shall have been obtained or deemed to have been obtained as a result of the lapse of any applicable waiting period (or any extension thereof) or as a result of jurisdiction being declined (the “Antitrust Condition”);

(iii) written confirmation by CFIUS shall have been obtained that it has completed its review (or, if applicable, investigation) under the Exon-Florio Amendment and determined that there are no unresolved national security concerns with respect thereto (the “CFIUS Condition”);

(iv) no governmental authority shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger (the “Governmental Authority Condition”);

(v) the representations and warranties of Kaydon contained in (A) Section 3.3 (Capitalization) of the Merger Agreement shall be true and correct in all respects, except for de minimis inaccuracies, as of the Expiration Date, (B) Section 3.4 (Author Relative to Agreement); Section 3.28 (Takeover Statutes); Section 3.29 (No Vote Required); and Section 3.30 (Brokers) of the Merger Agreement shall be true and correct in all respects, as of the Expiration Date, and (C) any of the representations and warranties of Kaydon contained in the Merger Agreement, other than those sections specifically identified in clauses (A) and (B), shall be true and correct as of the Offer Closing (disregarding for purposes of this clause (C) any materiality or “Company Material Adverse Effect” (as defined below) qualifications therein), except with respect to both clause (B) and clause (C), to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct as of such specified date; provided, however, that the condition set forth in clause (C) shall be deemed to have been satisfied unless the failure of such representations and warranties of Kaydon to be so true and correct would have, individually or in the aggregate, a Company Material Adverse Effect;

(vi) Kaydon shall have performed or complied with, in all material respects, its obligations, agreements and covenants to be performed or complied with by it under the Merger Agreement;

(vii) since the date of the Merger Agreement, there shall not have occurred any change, event or occurrence that has had or would reasonably be expected to have a Company Material Adverse Effect; and

(viii) the Merger Agreement shall not have been terminated in accordance with its terms.

Prior to the Offer Closing, Kaydon shall deliver to Parent a certificate, signed on behalf of Kaydon by its chief executive officer, certifying that the conditions set forth in clauses (v), (vi) and (vii) above shall have been met and be continuing as of the expiration of the Offer.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The foregoing conditions (other than the Minimum Tender Condition) are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of this Agreement and applicable Law, may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time in their sole discretion (other than the Minimum Tender Condition). The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Kaydon with the SEC and other information concerning Kaydon, we are not aware of any governmental license or regulatory permit that appears to be material to Kaydon’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Kaydon’s business, any of which under certain conditions specified in the Merger Agreement could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been promulgated thereunder, certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a fifteen calendar day waiting period following the filing by AB SKF, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. AB SKF and Kaydon have filed their Premerger Notification and Report Forms on or around September 9, 2013 with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. If within fifteen calendar days from the foregoing filing, which is the initial waiting period, either the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”), the waiting period with respect to the Offer and the Merger would be extended until ten calendar days following the date of substantial compliance by AB SKF with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the transactions could be delayed only by court order or with AB SKF’s consent. In practice, complying with a Second Request can take a significant period of time. Although Kaydon is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Kaydon’s failure to make those filings nor a request for additional documents and information issued to Kaydon from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of Kaydon. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Kaydon, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 — “Certain Conditions of the Offer.”

Committee on Foreign Investment in the United States. The Foreign Investment and National Security Act of 2007 (“Exon-Florio”) empowers the President of the United States of America to review and, if necessary, prohibit or suspend an acquisition of, or investment in, a U.S. company by a “foreign person” if the President, after investigation, determines that the foreign person’s control threatens to impair the national security of the United States. Pursuant to Exon-Florio, CFIUS has been delegated the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations, require mitigation measures and submit recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions. A party or parties to a transaction may, but are not required to, submit to CFIUS a voluntary notice of the transaction, except in limited circumstances, which do not apply in this case. CFIUS also has the power to initiate reviews on its own in the absence of a voluntary notification. AB SKF and Kaydon have filed a voluntary notice with CFIUS pursuant to Exon-Florio and its implementing regulations on September 13, 2013. See Section 15 — “Certain Conditions of the Offer.”

Foreign Antitrust Laws. As described below, it is also a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that required approvals in respect of the transactions contemplated by the Merger Agreement shall have been obtained under the Austrian Cartel Act and the German Act Against Restrain of Competition. Purchaser is not aware, and Kaydon has advised Purchaser that it is not aware, of any other applicable restrictions or requirements under antitrust or other competition laws of jurisdictions other than the United States, Austria, and Germany. If any other foreign antitrust laws are applicable to the Offer or the Merger, Purchaser and Kaydon intend to make any filings required thereunder.

Austrian Antitrust Laws. The Austrian Cartel Act requires Parent and Kaydon to file a notification with the Federal Competition Authority (“FCA”) and provides that the acquisition of Shares pursuant to the Offer may be consummated if an in-depth examination of the transaction is waived or the four week waiting period from submission of a complete notification to the FCA has expired without a request for an in-depth investigation. In the event an in-depth examination is requested, the acquisition of Shares pursuant to the Offer may be consummated if the Austrian Cartel Court has dismissed the request, declared that the concentration will not be prohibited, or discontinued the examination proceedings. In the event of an appeal against the decision of the Austrian Cartel Court, the acquisition of Shares pursuant to the Offer may be consummated if the Austrian Supreme Cartel Court has declared that the concentration will not be prohibited or discontinued the examination proceedings. Parent submitted the filing in Austria on September 12, 2013.

German Antitrust Laws. The Act Against Restraint of Competition requires Parent and Kaydon to file a notification with the Federal Cartel Office (“FCO”) and provides that the acquisition of Shares pursuant to the Offer may be consummated if the FCO has approved the transaction or a one-month waiting period has expired without the FCO initiating an in-depth investigation. In the event of an in-depth investigation, the acquisition of Shares pursuant to the Offer may be consummated if the FCO approves the transaction or a waiting period of four months from submission of a complete notification to the FCO has expired without the FCO notifying Parent that the transaction is prohibited or the four month period being extended. Parent submitted the filing in Germany on September 11, 2013.

State Takeover Laws. Kaydon is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three (3) years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Kaydon board of directors approved the Merger Agreement and, therefore, Section 203 of the DGCL is inapplicable to the Merger Agreement and the transactions contemplated therein.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

Kaydon, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Certain Conditions of the Offer.”

Certain Litigation. On September 9, 2013, two purported class action lawsuits, captioned Dervay v. Kaydon Corporation, et al. and Macomber v. Kaydon Corporation, et al., were filed in the Circuit Court of the State of Michigan for the County of Washtenaw against Kaydon, its directors, AB SKF, Parent and Purchaser in connection with the proposed Merger. Each of the lawsuits alleges that the Kaydon director defendants breached their fiduciary duties to Kaydon shareholders, and that the other defendants aided and abetted such breaches, by seeking to sell Kaydon through an allegedly unfair process and for an unfair price. Each of the lawsuits seeks, among other things, equitable relief that would enjoin the consummation of the proposed Merger, rescission of the Merger Agreement (to the extent it has already been implemented), and attorneys’ fees and costs. Defendants intend to vigorously defend these claims.

17. Appraisal Rights.

Stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such Shares in the Offer) at the Effective Time who complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger or similar business combination) (“Appraisal Shares”), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Appraisal Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Appraisal Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer. Moreover, Kaydon may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Appraisal Shares is less than the price paid for Shares in the Offer or the Merger. Stockholders should also note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

Parent, Purchaser and Kaydon have agreed that any impact on the value of the Shares as a result of any prospective exercise by Purchaser of the Top-Up Option, if applicable, will not be taken into account in any determination of the fair value of any Shares in respect of which any holders thereof properly demand appraisal in accordance with Section 262 of the DGCL.

If any holder of Shares who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided under the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to Kaydon a written withdrawal of the demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights.

At the Effective Time, all Appraisal Shares will no longer be outstanding and will automatically be canceled and will cease to exist, and each holder of Appraisal Shares will cease to have any rights with respect thereto, except the rights provided under Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 of the DGCL, or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL, then such Appraisal Share will be deemed to have been converted at the Effective Time into, and to have become, the right to receive the Per Share Merger Consideration.

The foregoing summary of the rights of stockholders seeking appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses the right to appraisal, such stockholder will be entitled to receive only the Per Share Merger Consideration.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price therefor. If the Merger is completed, we will cause the Surviving Corporation to deliver the notice required by Section 262(d)(2) of the DGCL, which provides notification of the availability of appraisal rights, within 10 days of the closing of the Merger.

18. Fees and Expenses.

Parent and Purchaser have retained MacKenzie Partners, Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Kaydon is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than ten business days from the date of this Offer to Purchase, setting forth the recommendation of Kaydon’s board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Kaydon” above.

Dublin Acquisition Sub Inc.

September 16, 2013

SCHEDULE I

INFORMATION RELATING TO PURCHASER, PARENT AND AB SKF

Atlas Management, Inc. (“Parent”). The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Parent. Unless otherwise indicated, the current business address of each person is c/o Atlas Management, Inc., 103 Foulk Road, Suite 274, Wilmington, DE 19803, and the telephone number is 302-576-2749.

Name	Citizenship	Present Principal Occupation or Employment
Andrew T. Panaccione	U.S.

Director of Atlas Management, Inc.; President of Entity Services Group, LLC; Member of the American Institute of Certified Public Accountants, the Delaware Society of Certified Public Accountants and the Wilmington Tax Group.

Education and job experience: Bachelor of Science in Accounting, University of Delaware, 1982. Prior positions include: auditor for Arthur Andersen LLP; Assistant Controller and then Vice President in the commercial real estate field.

Timothy D. Gifford	U.S.

Director of Atlas Management, Inc.; Director, Senior Vice President and General Counsel of Dublin Acquisition Sub Inc.; Director, Senior Vice President, General Counsel and Secretary of SKF USA Inc.

Education and job experience: B. A. in History, Lehigh University, 1968; US Army, Military Police (1968 to 1970), Sgt E-5; M.B.A., Finance & Marketing, Lehigh University, 1971; J.D., Widener University, 1980. Prior positions include: Olin Corporation, Winchester Group, Financial Analyst (1972 to 1975); SKF USA Inc., Financial Analyst (1975 to 1978), Manager Strategic Planning (1978 to 1981), and Associate General Counsel (1981 to 1998).

Brian J. Duffy	U.S.

President and Director of Atlas Management, Inc. (since 1994); Treasurer of SKF USA Inc.

Education and job experience: B.S. in Accounting, St. Joseph’s University, 1977.

Philadelphia Savings Fund Society, 1977 to 1978; Philadelphia Manufacturers’ Mutual Insurance Company, Cash Manager (1978 to 1983); Employed within SKF USA Inc. since 1980.

Dublin Acquisition Sub Inc. (“Purchaser”). The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Purchaser. Unless otherwise indicated, the current business address of each person is c/o Dublin Acquisition Sub Inc., 890 Forty Foot Road, PO Box 352, Lansdale, PA 19446-0352, and the telephone number is 267-436-6000.

Name	Citizenship	Present Principal Occupation or Employment
Poul Jeppesen	U.S.

Director, Chief Executive Officer and President of Dublin Acquisition Sub Inc.; Director of SKF USA Inc.; President, USA of AB SKF; Board member of NAM (National American Manufacturers), MAPI (Manufacturing Alliances), ABMA, American Bearing Manufacturers Association and Family Answers (Charity Organization).

Born 1953.

Education and job experience: Engineering, Aalborg Technical College and Business Administration, Silkeborg Business School. Employed within the SKF Group since 1982. Previous positions within SKF: President, SKF Actuation System and several other positions.

Timothy D. Gifford	U.S.

Director of Atlas Management, Inc.; Director, Senior Vice President and General Counsel of Dublin Acquisition Sub Inc.; Director, Senior Vice President, General Counsel and Secretary of SKF USA Inc.

Education and job experience: B. A. in History, Lehigh University, 1968; US Army, Military Police (1968 to 1970), Sgt E-5; M.B.A., Finance & Marketing, Lehigh University, 1971; J.D., Widener University, 1980. Prior positions include: Olin Corporation, Winchester Group, Financial Analyst (1972 to 1975); SKF USA Inc., Financial Analyst (1975 to 1978), Manager Strategic Planning (1978 to 1981), and Associate General Counsel (1981 to 1998).

Gunilla Nilsson	Sweden

Director of Dublin Acquisition Sub Inc.; Director, Senior Vice President and Chief Financial Officer of SKF USA Inc.

Born 1957.

Education and job experience: B.S. in Economics, School of Business, Economics and Law, University of Gothenburg, Sweden. Employed in SKF since 1980, in SKF USA Inc. since 2010.

Previous positions within SKF include: Business Controller Automotive Division, Finance Director SKF Europe and several other positions.

Jane K. Webber	U.S.

Secretary of Dublin Acquisition Sub Inc.; Associate General Counsel and Assistant Secretary of SKF USA Inc.

Education and job experience: B.A. in Accounting, Washington & Jefferson College, 1997; J.D., Duquesne University School of Law, 2000. Associate at Pepper Hamilton LLP from September 2000 to November 2007.

Aktiebolaget SKF (“AB SKF”). The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of AB SKF. Unless otherwise indicated, the current business address of each person is c/o AB SKF at Hornsgatan 1, SE-41550, Gothenburg, Sweden, and the telephone number is 46313371000.

Name	Citizenship	Present Principal Occupation or Employment
Tom Johnstone	United Kingdom

Member of the Board (since 2003), President and Chief Executive Officer of AB SKF; Board member of Investor AB and Husqvarna AB.

Born 1955.

Education and job experience: Master of Arts degree, the University of Glasgow, Honorary Doctor’s degree in Business Administration, the University of South Carolina, USA and Honorary Doctor’s degree in Science, the Cranfield University, UK. Employed in the SKF Group since 1977, previous positions within SKF include: Executive Vice President AB SKF and President, Automotive Division and several other positions.

Leif Östling	Sweden

Chairman of the Board (Board member since 2005) of AB SKF; Vice Chairman of Scania AB.

Born 1945.

Education and job experience: Master of Engineering (Chalmers University of Technology, Gothenburg), Bachelor of Economics (School of Business, Economics and Law, University of Gothenburg), various management positions at Scania since 1972, President and CEO of Scania AB between 1994 and 2012, member of the Board of Management, Volkswagen AG, responsible for Commercial Vehicles, from 2012.

Ulla Litzén	Sweden

Member of the Board (since 1998) of AB SKF; Board member of Atlas Copco AB, Boliden AB, Alfa Laval AB, Husqvarna AB and NCC AB.

Born 1956.

Education and job experience: Master of Science in Economics (Stockholm School of Economics), MBA (Massachusetts Institute of Technology), Managing Director and member of the Management Group of Investor AB 1996-2001, and President of W Capital Management AB (wholly owned by the Wallenberg Foundations) 2001-2005.

Name	Citizenship	Present Principal Occupation or Employment
Lena Treschow Torell	Sweden

Member of the Board (since 2007) of AB SKF; Vice Chairman of AB ÅF and Chalmers University of Technology; Board member of SAAB AB and Investor AB; Chairman of Euro-CASE (European Council of Applied Sciences and Engineering) and MISTRA, the Foundation for Strategic Environmental Research.

Born 1946.

Education and job experience: Ph.D. (University of Gothenburg). Docent, physics, Chalmers University of Technology, Gothenburg. Professor at University of Uppsala and then at Chalmers University of Technology, Gothenburg. Research Director of the Joint Research Centre, European Commission in Brussels 1998-2001. President of the Royal Swedish Academy of Engineering Sciences (IVA) 2001-2008 and 2009-2011 Chairman of the Academy. Previous board member of Telefonaktiebolaget LM Ericsson, Gambro AB, Getinge AB, Micronic Mydata AB, IRECO Holding AB, Imego AB.

Peter Grafoner	German

Member of the Board (since 2008) of AB SKF; Board member of Symrise AG; Chairman of SAG Group GmbH; President of the Board of Scania Schweiz AG.

Born 1949.

Education and job experience: Doctor’s degree in Engineering (University of Dortmund). Brown Boveri & Cie, several managerial and executive positions within AEG, Chairman of the Management Board of Mannesmann VDO AG 1996-2000 and vice Chairman of the Management Board of Linde AG during 2000-2001.

Lars Wedenborn	Sweden

Member of the Board (since 2008) of AB SKF; Chairman of NASDAQ OMX Nordic Ltd and Djupvik Hotel; Board member of Alecta, since April 2012, NASDAQ OMX Group Inc, since 2008, The Grand Group AB (Grand Hôtel), since 2003, FAM – Foundation Asset Management Sweden AB, since 2007, Principal of the Swedish Heart-Lung Foundation, since 2009, ELK Entertainment, since August 2012; Member of the Council, The Stockholm Chamber of Commerce, since 2013.

Born 1958.

Education and job experience: Master of Science in Economics (University of Uppsala). Chairman of Novare Human Capital, 2003-2007, Board member of WM-data, 2002-2005, and Stockholmsbörsen, 2001-2003, PWP – Power Wind Partners AB, since 2009-2011. Deputy Managing Director and CFO of Alfred Berg 1991-2000, Executive Vice President and CFO of Investor AB 2000-2007, and presently CEO of FAM (Foundation Asset Management) owned by the Wallenberg Foundations.

Name	Citizenship	Present Principal Occupation or Employment
Joe Loughrey	U.S.

Member of the Board (since 2009) of AB SKF; Chairman of Hillenbrand Inc.; Chairman of Oxfam America; Board member of the Vanguard Group, The V Foundation for Cancer Research and the Lumina Foundation for Education; Co-chair of the Chicago Council on Global Affairs Independent Task Force on Immigration Reform; member (past Chair 2009-2012) of the Advisory Council of the College of Arts and Letters and of the Kellogg Institute of International Studies Advisory Board at the University of Notre Dame.

Born 1949.

Education and job experience: Bachelor of Science degree in Economics and African Studies (University of Notre Dame). Several managerial and executive positions within Cummins over 35 years, the last as vice Chairman of the Cummins Inc. Board 2008-2009, President and Chief Operating Officer of Cummins Inc. 2005-2008 and President of Cummins Engine Business 1999-2005.

Jouko Karvinen	Finland

Member of the Board (since 2010) of AB SKF; Vice Chairman of Nokia Oyj, the Finnish Forest Industries Federation and Confederation of European Paper Industries (CEPI); member of the Business Co-Operation Council and Co-Chairman of the Forest Industry Task Force, EU-Russia Industrialists’ Round Table (IRT).

Born 1957.

Education and job experience: Master of Science (Tampere University of Technology). Employed by ABB Group Limited from 1987 and served in several international positions; head of the Automation Technology Products Division, and member of the ABB Executive Committee from 2000-2002. President and CEO of Philips Medical Systems, USA, 2002-2006, and appointed to the Board of Management of Royal Philips Electronics in the Netherlands in 2006. CEO of Stora Enso Oyj since March 2007.

Name	Citizenship	Present Principal Occupation or Employment
Baba Kalyani	Republic of India

Member of the Board (since 2011) of AB SKF; Chairman of the Kalyani Group, Bharat Forge Ltd, and of a number of other companies in the Kalyani Group; Board member of a number of companies in the Kalyani Group and of Hikal Limited; member of the World Economic Forum; Founder Chairman of Pratham Pune Education Foundation.

Born 1949.

Education and job experience: Master of Science (Massachusetts Institute of Technology, USA) and a Bachelor of Mechanical Engineering (Birla Institute of Technology, India). Managing Director of Bharat Forge Ltd since 1993 and before that several senior positions in Bharat Forge Ltd since 1972.

Niklas Thoresson	Sweden	Member of the Board of AB SKF (nominated by the unions); Chairman Unionen, SKF, Gothenburg. Born 1974. Job experience: Employed in the SKF Group since 1995.

Kennet Carlsson	Sweden	Member of the Board (since 2008) of AB SKF; Chairman Metalworkers’ Union, SKF, Gothenburg and SKF World Union Council. Born 1962. Job experience: Employed in the SKF Group since 1979.

Virpi Ring	Sweden	Member of the Board of AB SKF (nominated by the unions); 2nd vice Chairman Unionen, SKF, Gothenburg; Board member of Higab. Born 1967. Job experience: Employed in the SKF Group since 1987.

Henrik Lange	Sweden

Senior Executive Vice President and Chief Financial Officer of AB SKF; Association of Swedish Engineering Industries, GU School of Executive Education and Partnertech AB.

Born 1961.

Education and job experience: Bachelor of Science in Economics, School of Business, Economics and Law, University of Gothenburg. Employed within the SKF Group since 2003 and 1988-2000. Previous positions within SKF include Senior Vice President, Group Business Development and several other positions.

Name	Citizenship	Present Principal Occupation or Employment
Tore Bertilsson	Sweden

Executive Vice President of AB SKF; Board member of Gamla Livförsäkringsbolaget SEB Trygg Liv, Ågrenska AB, AB Ludvig Svensson and PRI Pensionsgaranti.

Born 1951.

Education and job experience: Bachelor of Science in Economics, School of Business, Economics and Law, University of Gothenburg. Employed within the SKF Group since 1989, previous positions within SKF include Group Treasury Director.

Vartan Vartanian	Sweden, Canada

President, SKF Industrial Market, Regional Sales and Service, of AB SKF; Board member of Endorsia.com International AB.

Born 1953.

Education and job experience: Bachelor of Applied Sciences-Mechanical Engineering, University of Toronto. Employed in the SKF Group since 1990. Previous positions within SKF include Area Director, Europe and several other positions.

Tryggve Sthen	Sweden

President, SKF Automotive of AB SKF; Board member of Green Cargo.

Born 1952.

Education and job experience: Master of Science (M.S.E.E.) in Technical Physics and Electrotechnology, Linköping University. Employed within the SKF Group since 2003.

Rakesh Makhija	Republic of India

President, SKF Industrial Market, Strategic Industries of AB SKF; Board member of Wafangdian Bearing Co, Ltd.

Born 1951.

Education and job experience: Bachelor of Technology in Chemical Engineering, Indian Institute of Technology, New Delhi, India. Employed within the SKF Group since 2002. Previous positions within SKF: Managing Director, SKF India Ltd.

Alan Begg	United Kingdom

Senior Vice President, Group Technology Development of AB SKF; Board member of NV Bekaert SA.

Born 1954.

Education and job experience: Masters degree and PhD, University of Cambridge. Employed within the SKF Group since 2007. Fellow of Royal Academy of Engineering, UK.

Name	Citizenship	Present Principal Occupation or Employment
Carina Bergfelt	Sweden

General Counsel and Senior Vice President.

Born 1960.

Education and job experience: Master of Law, Lund University. Employed within the SKF Group since 1990. Previous positions within SKF: Legal Counsel, Secretary to the Board since 1996.

Eva Hansdotter	Sweden

Senior Vice President, Group People and Business Excellence of AB SKF; Member of SNS Board of Trustees.

Born 1962.

Education and job experience: Bachelor of Science in Information Systems, University of Gothenburg. Employed within the SKF Group since 1987. Previous positions within SKF: Human Resources Director, Industrial Division and several other positions.

Poul Jeppesen	U.S.

Director, Chief Executive Officer and President of Dublin Acquisition Sub Inc.; Director of SKF USA Inc.; President, USA of AB SKF; board member of NAM (National American Manufacturers), MAPI (Manufacturing Alliances), ABMA, American Bearing Manufacturers Association and Family Answers (Charity Organization).

Born 1953.

Education and job experience: Engineering, Aalborg Technical College and Business Administration, Silkeborg Business School. Employed within the SKF Group since 1982. Previous positions within SKF: President, SKF Actuation System and several other positions.

Manfred Neubert	Germany

President, Germany of AB SKF; Advisory Board member of WEHACO Hannover;

council member of VDA, VDMA, VBM/BAYME (Employers association German Metal Industry).

Born 1953.

Education and job experience: Master of Economics, Business Administration.

Employed within the SKF Group since 2004.

Bo-Inge Stensson	Sweden

Senior Vice President, Group Purchasing of AB SKF.

Born 1961.

Education and job experience: Master of Science Industrial and Mechanical Engineering, Linköping University. Employed within the SKF Group since 2006. Previous positions within SKF: Senior Vice President, Group Demand Chain.

Name	Citizenship	Present Principal Occupation or Employment
Lars Wilsby	Sweden

Senior Vice President, Group Business Transformation of AB SKF.

Born 1962.

Education and job experience: Master of Science Industrial Engineering and Management, Chalmers University of Technology, Gothenburg; MBA, INSEAD, Fontainebleau, France

Employed within the SKF Group since 2005. Previous positions within SKF: Director, Vehicle Service Market and Director, Business Development Automotive Division.

Ingalill Östman	Sweden

Senior Vice President, Group Communications and Government Relations of AB SKF; Board member of SOIC AB, and International Council of Swedish Industry (NIR).

Born 1956.

Education and job experience: Master of Science in Mechanical Engineering, Luleå University of Technology. Employed within the SKF Group since 2008.

Martin Björkman	Sweden	Deputy Board member (since 2011) of AB SKF; Board member Metalworkers’ Union, SKF, Gothenburg. Born 1970. Job experience: Employed in the SKF Group since 1989.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Overnight Courier:
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com